AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 13, 2006

                                                  REGISTRATION NO. _____________

                                UNITED STATES

                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                   FORM SB-2

                            REGISTRATION STATEMENT

                                   UNDER THE

                            SECURITIES ACT OF 1933

                         PREMIER ALLIANCE GROUP, INC.

                (NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)

       NEVADA                          7371                           20-0443575

(STATE OR JURISDICTION OF      (PRIMARY STANDARD INDUSTRIAL  (I.R.S. EMPLOYER
INCORPORATION OR ORGANIZATION)  CLASSIFICATION CODE NUMBER)  IDENTIFICATION NO.)

         (ADDRESS AND TELEPHONE NUMBER OF PRINCIPAL EXECUTIVE OFFICES)

                          4521 SHARON ROAD, SUITE 300
                        CHARLOTTE, NORTH CAROLINA28211
                                (704) 521-8077

           (NAME, ADDRESS AND TELEPHONE NUMBER OF AGENT FOR SERVICE)

                                  COPIES TO:

                           MICHAEL H. FREEDMAN, ESQ.
                   LAW OFFICES OF MICHAEL H. FREEDMAN, PLLC
                               11 BAYSIDE AVENUE
                        PORT WASHINGTON, NEW YORK 1105
                                (516) 767-1697

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As Soon As Practicable After This Registration Statement Becomes Effective.

If any of the securities being registered in this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest re-investment plans, check the following box.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If delivery of the prospectus is to be made pursuant to Rule 434, please check the following box.

                                                CALCULATION OF REGISTRATION FEE

                                                                        PROPOSED              PROPOSED
                                                                        MAXIMUM               MAXIMUM
                                                      AMOUNT TO BE      OFFERING PRICE        AGGREGATE               AMOUNT OF
     TITLE OF EACH CLASS OF SECURITIESTO BE           REGISTERED        PER                   OFFERING                REGISTRATION
                  REGISTERED                                            SECURITY(1)           PRICE                   FEE

Common Stock, $.001 par value per share (2)             5,811,093            $2.00            $11,622,186             $1,243.57

Common Stock, $.001 par value per share (3)              617,598             $2.00            $ 1,235,196             $   132.17

Common Stock, $.001 par value per share (4)              617,598             $2.00            $ 1,235,196             $   132.17

Common Stock, $.001 par value per share (5)              289,291             $2.00            $   578,582             $    61.91

Total                                                   7,335,580                             $14,671,160             $1,569.81

(1) Estimated solely for purposes of calculating the registration fee in accordance with Rule 457 under the Securities Act of 1933, as amended.

(2) Represents Common Stock held by Selling Securityholders.

(3) Represents Common Stock underlying Class A Preferred Stock.

(4) Represents Common Stock underlying warrants held by Selling Securityholders.

(5) Represents Common Stock underlying an option held by a Selling
    Securityholder

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                  SUBJECT TO COMPLETION, DATED MARCH 13, 2006

                         PREMIER ALLIANCE GROUP, INC.

                       7,335,580 SHARES OF COMMON STOCK

The selling stockholders named in this prospectus are offering up to 7,335,580 shares of our common stock ("Common Stock"). Of these shares, 617,598 shares are issuable upon the exercise of Class A preferred stock ("Class A Preferred Stock"), 617,598 shares are issuable upon the exercise of warrants, and 289,291 are issuable upon exercise of options. We will receive funds only upon the exercise of the warrants and options, and not from the sale of the Common Stock or upon conversion of the Class A Preferred Stock.

The shares of Common Stock are being registered to permit the selling stockholders to sell the shares from time to time in the public market. The stockholders may sell the shares through ordinary brokerage transactions, directly to market makers of our shares or through any other means described in the section entitled "Plan of Distribution" beginning on page 10.

We have paid the expenses of preparing this prospectus and the related registration expenses.

Our Common Stock is not traded on any exchange or market system. We intend to apply to list our Common Stock on either the Nasdaq SmallCap Market, the American Stock Exchange, or the OTC Bulletin Board.

          THE SECURITIES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK.

                     SEE "RISK FACTORS" BEGINNING ON PAGE 2

We may amend or supplement this prospectus from time to time by filing amendments or supplements as required. You should read the entire prospectus and any amendments or supplements carefully before you make your investment decision.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                The date of this Prospectus is March __, 2006

                               TABLE of CONTENTS
                                                                            Page


PROSPECTUS SUMMARY.............................................................1
RISK FACTORS...................................................................3
USE OF PROCEEDS................................................................8
DETERMINATION OF OFFERING PRICE................................................8
SELLING STOCKHOLDERS...........................................................9
PLAN OF DISTRIBUTION..........................................................14
MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS......................15
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
    OPERATIONS................................................................16
BUSINESS......................................................................22
MANAGEMENT....................................................................25
EXECUTIVE COMPENSATION........................................................28
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS................................29
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT................31
DESCRIPTION OF SECURITIES.....................................................32
SHARES ELIGIBLE FOR FUTURE SALE...............................................33
INDEMNIFICATION FOR SECURITIES ACT LIABILITIES................................35
LEGAL MATTERS.................................................................35
EXPERTS.......................................................................35
ADDITIONAL INFORMATION........................................................35
INFORMATION NOT REQUIRED IN PROSPECTUS......................................II-1

FINANCIAL STATEMENTS.........................................................F-1

                             PROSPECTUS SUMMARY

         The following summary highlights selected information contained in this prospectus. This summary does not contain all the information you should consider before investing in the securities. Before making an investment decision, you should read the entire prospectus carefully, including the "RISK FACTORS" section, the financial statements and the notes to the financial statements. The terms the "Company," "we," "us," and "our" refer to Premier Alliance Group, Inc.

                         PREMIER ALLIANCE GROUP, INC.

         Our business consists of providing information technology, or "IT," services to our clients. Our services typically encompass the IT business-solution life cycle, including phases for planning, developing, implementing, managing, and ultimately maintaining, the IT solution. A typical customer is an organization with complex information and data-processing requirements.

         Our principal executive offices are located at 4521 Sharon Road, Suite 300, Charlotte, North Carolina 28211, and our telephone number is (704) 521-8077.

                                 THE OFFERING


Common  Stock  outstanding      5,811,093 shares.
before the offering

Common  Stock  offered  by
selling stockholders            Up to 7,335,580 shares, assuming full conversion
                                of our Class A Preferred Stock, and exercise of all warrants and options.

Common   Stock     to   be      Up to 7,335,580 shares.
outstanding after the
offering

Risk Factors                    See  "Risk Factors,"  beginning  on  p.3  for  a
                                description   of  certain  factors  you   should
                                consider  before  making   an  investment in our
                                Common Stock.

Use of proceeds                 We will not receive any   proceeds from the sale
                                of the Common Stock or the conversion of Class A
                                Preferred Stock. We will only   receive proceeds
                                from the conversion of outstanding warrants, and exercise of options. See "Use of Proceeds" for a complete description.

Forward-Looking Statements      This     prospectus   contains   forward-looking
                                statements that address, among other things, our
                                expansion  and  acquisition  strategy,  business
                                development, use of proceeds, projected  capital
                                expenditures, liquidity, and our  development of
                                additional revenue sources.  The forward-looking
                                statements are based on our current expectations
                                and   are  subject  to  risks, uncertainties and
                                assumptions.   We   base  these  forward-looking
                                statements on information currently available to us, and we assume no obligation to update them.
                                Our actual results may differ materially from the results anticipated in these forward-looking statements, due to various factors.

                           SELECTED FINANCIAL DATA

         THE SUMMARY FINANCIAL INFORMATION SET FORTH BELOW IS DERIVED FROM AND SHOULD BE READ IN CONJUNCTION WITH OUR CONSOLIDATED AUDITED FINANCIAL STATEMENTS, INCLUDING THE NOTES THERETO, APPEARING ELSEWHERE IN THIS PROSPECTUS. RESULTS OF OPERATIONS FOR THE PERIODS PRESENTED ARE NOT NECESSARILY INDICATIVE OF RESULTS OF OPERATIONS FOR FUTURE PERIODS.

STATEMENT OF OPERATIONS DATA:

                                       YEARS ENDED DECEMBER 31

                                       2005                2004

REVENUES                               10,574,571          11,285,227

EXPENSES                               10,289,641          11,060,336

NET INCOME (LOSS)                      106,067             (120,564)

                                       AT DECEMBER 31, 2005

BALANCE SHEET DATA:

TOTAL ASSETS                                   4,167,913

TOTAL LIABILITIES                              1,044,030

TOTAL STOCKHOLDERS' EQUITY                     3,123,883

                               RISK FACTORS

CAUTIONARY STATEMENTS FOR PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

         The Private Securities Litigation Reform Act of 1995 (the "Act") provides a "safe harbor" for "forward-looking statements" to encourage companies to provide prospective information, so long as such information is identified as forward-looking and is accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those discussed in the forward-looking statement(s). We desire to take advantage of the safe harbor provisions of the Act.

         Except for historical information, this prospectus, the registration statement on Form SB-2, of which this prospectus forms a part, our Annual Reports on Form 10-KSB, our quarterly reports on Form 10-QSB, our current reports on Form 8-K, periodic press releases, as well as other public documents and statements, may contain forward-looking statements within the meaning of the Act.

         In addition, representatives of our Company may, from time to time, participate in speeches and calls with market analysts, conferences with investors and potential investors in our securities, and other meetings and conferences. Some of the information presented in such speeches, calls, meetings and conferences may be forward-looking within the meaning of the Act.

         It is not reasonably possible to itemize all of the many factors and specific events that could affect us and/or our industry as a whole. In some cases, information regarding certain important factors that could cause actual results to differ materially from those projected, forecasted, estimated, budgeted or otherwise expressed in forward-looking statements made by or on behalf of the Company may appear or be otherwise conveyed together with such statements.

RISKS AND UNCERTAINTIES

         The Company is subject to risks, events and uncertainties, or "risk factors", associated with being both a publicly-traded company operating in the biopharmaceutical industry, and as an enterprise with several projects in the research and development stage. Such risk factors could cause reported financial information to not necessarily be indicative of future operating results or of future financial position. The Company cannot predict all of the risk factors, nor can it assess the impact, if any, of such risk factors on the Company's business or the extent to which any factor, or combination of factors, may cause future results or financial position to differ materially from those reported or those projected in any forward-looking statements. Accordingly, reported financial information and forward-looking statements should not be relied upon as a prediction of future actual results.

An investment in our Common Stock involves a high degree of risk. Before deciding whether to invest, you should read and consider carefully the following risk factors.

RISKS RELATED TO OUR BUSINESS AND INDUSTRY

THERE HAS BEEN A DECLINE IN THE DEMAND FOR TECHNOLOGY SERVICES.

         The demand for technology services declined from 2001 through 2005, due to recession in the technology industry. A continued decline in spending for IT services would adversely affect our operating results.

         Decline in the price of, or demand for, any of our services, would seriously harm our revenues and operating margins.

         Our IT consulting and solutions services accounted for substantially all of our revenues in 2004. We anticipate that revenues from our IT consulting and solution services will continue to constitute substantially all of our revenues for the foreseeable future. Consequently, a decline in the price of, or demand for, IT consulting and solution services would seriously harm our business.

INTENSE COMPETITION IN OUR TARGET MARKET COULD IMPAIR OUR ABILITY TO GROW AND TO ACHIEVE PROFITABILITY.

         The market for our products and services is intensely competitive, dynamic and subject to rapid technological change. We expect the intensity of the competition and the pace of change to increase in the future. Increased competition is likely to result in price reductions, reduced gross margins, and loss of market share, any one of which could seriously harm our business.

         Our competitors vary in size and in the scope and breadth of the products and services they offer. Our competitors include CTG, Compuware, Keane, Analyst International, The Judge Group, IBM, as well as other national firms and a number of smaller regional firms. Many of our competitors have longer operating histories, substantially greater financial, technical, marketing, or other resources, or greater name recognition than we do. Our competitors may be able to respond more quickly than we can to new or emerging technologies and changes in customer requirements.

         Competition could seriously impede our ability to sell additional products and services on terms favorable to us. Our current and potential competitors may develop and market new technologies that render our existing or future products and services obsolete, unmarketable, or less competitive. Our current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with other providers, thereby enabling them to provide services that address the needs of our current and prospective customers. We may not be able to compete successfully against our current and future competitors, and competitive pressures that we encounter may seriously harm our business.

IF WE LOSE KEY PERSONNEL OR ARE UNABLE TO ATTRACT AND RETAIN ADDITIONAL QUALIFIED PERSONNEL, WE MAY NOT BE ABLE TO SUCCESSFULLY MANAGE OUR BUSINESS AND ACHIEVE OUR OBJECTIVES.

         Our future success and our ability to expand our operations will depend in large part on our ability to attract and retain additional qualified technical, sales, and marketing personnel. Competition for such employees is intense due to the limited number of qualified professionals and the high demand for them, particularly in the markets in which we operate and where our headquarters is located. We have in the past experienced difficulty in recruiting qualified personnel. Failure to attract, assimilate, and retain personnel, particularly technical, sales and marketing personnel, would have a material adverse effect on our business and potential growth.

OUR LENGTHY SALES CYCLE COULD CAUSE DELAYS IN REVENUE GROWTH.

         The period between our initial contact with a potential customer and that customer's purchase of our products and services is often long. A customer's decision to purchase our products and services involves a significant allocation of resources on our part, is influenced by a customer's budgetary cycles, and in many instances involves a preferred-vendor process. To successfully sell our products and services, generally we must educate our potential customers regarding the uses and benefits of our products and services, which can require significant time and resources. Many of our potential customers are large enterprises that generally take longer to designate preferred vendors; our typical sales cycle in connection with becoming a preferred vendor has been approximately six to 12 months. Delay or failure to complete sales in a particular quarter could reduce our revenues in that quarter, as well as subsequent quarters over which revenues for the sale would likely be recognized. If our sales cycle unexpectedly lengthens in general or for one or more large orders, it would adversely affect the timing of our revenues and our revenue growth. If we were to experience a delay of several weeks on a large order, it could harm our ability to meet our forecasts for a given quarter.

OUR REVENUES DEPEND ON A SMALL NUMBER OF LARGE SALES.

         To date, we have received a significant portion of our revenues from large sales to a small number of customers. During 2004 and 2003, our seven largest customers, Wachovia, Ahold Information Services, United Guaranty, Mecklenburg County, Michelin North America, Duke Energy, and Bank of America, together comprised 88% of our total annual revenues. Our operating results may be harmed if we are not able to complete one or more substantial sales to any large customers or we are unable to collect accounts receivable from any of our large customers in any future period.

ANY DIFFICULTIES WE ENCOUNTER MANAGING OUR GROWTH COULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

     If our business expands as we expect it to, we would need to hire a significant number of employees. This could place a significant strain on our managerial and financial resources. To manage the expected growth of our operations and personnel, we would need to do the following:

     o improve existing and implement new operational, financial, and management controls, reporting systems, and procedures

     o   enhanced our management information systems

     o   train, motivate, and manage our employees

     We may not be able to install adequate management information and control systems in an efficient and timely manner, and our current or planned personnel, systems, procedures, and controls may not be adequate to support our future operations. If we were unable to manage growth effectively, our business would be seriously harmed.

OUR MARKET IS SUBJECT TO RAPID TECHNOLOGICAL CHANGE AND, TO COMPETE, WE MUST CONTINUALLY ENHANCE OUR PRODUCTS AND SERVICES.

         We must continue to enhance and improve the performance, functionality, and reliability of our products and services. The IT consulting industry is characterized by rapid technological change, including changes in user requirements and preferences, frequent introductions of new products and services embodying new technologies, and the emergence of new industry standards and practices that could render our products and services obsolete. Our success will depend, in part, on whether we are able to enhance our existing products and services, develop new products and services that address the increasingly sophisticated and varied needs of our customers, and respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis. Developing our technology involves significant technical and business risks. We may fail to use new technologies effectively or to adapt our proprietary technologies to customer requirements or emerging industry standards, and that would have an adverse effect on our business.

IF WE PROVIDE PRODUCTS OR SERVICES CONTAINING ERRORS, OUR BUSINESS AND REPUTATION WOULD BE HARMED.

         Products and services as complex as ours often contain unknown and undetected errors or performance problems. Many serious defects are frequently found during the period immediately following introduction. Although we attempt to resolve all errors that we believe would be considered serious by our customers, our products and services are not error-free. Any errors that remain could, if they are serious, result in lost revenues or delays in customer acceptance and would be detrimental to our business and reputation.

IF ANYONE CLAIMS THAT WE HAVE INFRINGED INTELLECTUAL PROPERTY RIGHTS, IT COULD RESULT IN COSTLY LITIGATION.

         We may be subject to claims that our current or future products or services infringe the intellectual property rights of others. Any such claims, whether or not they have any merit, could result in costly litigation and consume significant amounts management time. As the number of product and services offerings in our market increases and functionalities increasingly overlap, companies such as ours may become increasingly subject to infringement claims. Such claims also might require us to enter into royalty or license agreements. If required, we may not be able to obtain such royalty or license agreements, or obtain them on terms acceptable to us.

WE MAY NOT BE ABLE TO ADEQUATELY PROTECT OUR PROPRIETARY TECHNOLOGY, AND OUR COMPETITORS MAY BE ABLE TO OFFER SIMILAR PRODUCTS AND SERVICES.

         Part of our success depends upon our proprietary technology. We rely primarily on trademark and trade secret laws, confidentiality procedures, and contractual provisions to establish and protect our proprietary rights. As part of our confidentiality procedures, we enter into non-disclosure agreements with our employees and consultants. Despite these precautions, others could copy or otherwise obtain and use our technology without authorization, or develop similar technology independently. In addition, effective protection of intellectual property rights is unavailable or limited in certain foreign countries. We cannot assure you that our protection of our proprietary rights will be adequate or that our competitors will not independently develop similar technology, duplicate our products and services, or design around any patents or other intellectual property rights we hold.

WE MAY NOT BE ABLE TO SECURE NECESSARY FUNDING IN THE FUTURE AND MAY BE FORCED TO CURTAIL OUR PLANNED GROWTH.

         For our business to grow, we will require substantial working capital. We believe that our existing capital resources will be sufficient to meet our capital requirements for the next six months, but if our capital requirements increase materially from those currently planned, we may require additional financing sooner than anticipated. If we raise additional funds by issuing equity securities, the percentage of our company owned by our current shareholders would be reduced, and those equity securities may have rights that are senior to those of the holders of our currently outstanding securities.

         Additional financing may not be available when needed on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, we may be forced to curtail our planned growth, and we may be unable to develop or enhance our products and services, take advantage of future opportunities, or respond to competitive pressures.

OUR EXECUTIVE OFFICERS AND DIRECTORS WILL BE ABLE TO EXERT CONTROL OVER US TO THE DETRIMENT OF MINORITY SHAREHOLDERS.

         Our executive officers and directors collectively control the shareholder vote of our company. As a result, if they act together they will be able to control our management and affairs and all matters requiring shareholder approval, including significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing any change in control of our company and might affect the market price of our Common Stock.

RISKS RELATED TO THE OFFERING

NO MARKET CURRENTLY EXISTS FOR OUR SECURITIES AND WE CANNOT ASSURE YOU THAT SUCH A MARKET WILL EVER DEVELOP.

         There is currently no trading market for our securities. Consequently, holders of shares of our Common Stock may not be able to liquidate their investment in our shares, and shares of our Common Stock will not be readily acceptable as collateral for loans. We have applied with the NASD to have shares of our Common Stock quoted on the NASD's Over-the-Counter Bulletin Board, but we cannot be sure that the NASD will approve our application. Furthermore, even if a trading market in our shares is established, it may not be sustained, and it may not be sufficiently liquid to enable holders of shares of our Common Stock to liquidate their investment in our company.

IF OUR SHARES OF COMMON STOCK ARE ACTIVELY TRADED ON A PUBLIC MARKET, THEY WILL IN ALL LIKELIHOOD BE PENNY STOCKS.

         The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a "penny stock," for the purposes relevant to us, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require:

     o that a broker or dealer approve a person's account for transactions in penny stocks; and

     o the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person's account for transactions in penny stocks, the broker or dealer must:

     o obtain financial information and investment experience objectives of the person; and

     o make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prescribed by the Commission relating to the penny stock market, which, in highlight form:

     o sets forth the basis on which the broker or dealer made the suitability determination; and

     o that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

         Generally, brokers may be less willing to execute transactions in securities subject to the "penny stock" rules. This may make it more difficult for investors to dispose of our Common Stock and cause a decline in the market value of our stock.

         Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

                                USE OF PROCEEDS

         We will not receive proceeds from the resale of shares of Common Stock in this offering. In the future, we may receive up to a maximum of $1,234,196 from the exercise of the warrants and additional funds, as yet to be determined, from the exercise of options. Such proceeds, if any, will be used for working capital.

                        DETERMINATION OF OFFERING PRICE

         There is no established public market for the common shares being registered. As a result, the offering price and other terms and conditions relative to the common shares offered hereby have been arbitrarily determined by us and do not necessarily bear any relationship to assets, earnings, book value or any other objective criteria of value. In addition, no investment banker, appraiser or other independent, third party has been consulted concerning the offering price for the shares or the fairness of the price used for the shares.

         The selling shareholders intend to sell their shares on the open market. Presently, our common shares are not traded on any public market. We intend to apply to the OTC Bulletin Board ("OTCBB") to allow the quotation of our common stock upon us becoming a reporting entity under the Securities Exchange Act of 1934, as soon as possible after the effective date of this registration statement. To be quoted on the OTCBB, we must rely on a market maker to file an application on our behalf with NASD in order to make a market for our common stock. If our common stock becomes so quoted and a market for the stock develops, the actual price of stock, when sold by the selling shareholders, will be determined by prevailing market prices at the time of sale or by private transactions negotiated by the selling shareholders. The offering price by selling shareholders would thus be determined by market factors and the independent decisions of the selling shareholders.

                            SELLING STOCKHOLDERS

         The following table sets forth the Common Stock ownership of the selling stockholders as of March 10, 2006, including the number of shares of Common Stock issuable upon the conversion of Class A Preferred Stock and the exercise of warrants and options held by the selling stockholders. Other than as set forth in the following table, the selling stockholders have not held any position or office or had any other material relationship with us or any of our predecessors or affiliates within the past three years.


                                             Securities Owned          Securities Offered (1)           Securities
                                            Prior to Offering                                          Owned After
                                                                                                       Offering (2)


Name of Selling Securityholder                 Common Stock        Common Stock     % of Ownership     Common Stock
                                                                                     Offered (3)

Constance R Abrams                                  3                    3                *                 0
David J Adler                                      1715                1715               *                 0
AFM-EPW                                             7                    7                *                 0
Airborne Express                                    23                  23                *                 0
Airborne Express                                    62                  62                *                 0
Rober Alrod                                         7                    7                *                 0
Robert Alrod                                        8                    8                *                 0
A-Mar Business Systems Inc                          3                    3                *                 0
AT&T Credit Corporation                            341                  341               *                 0
AT&T                                                82                  82                *                 0
Automatic Data Processing                           7                    7                *                 0
Bell Atlantic                                       16                  16                *                 0
Bentley One Ltd                                    254                  254               *                 0
Alfred K Berg                                       3                    3                *                 0
Bin                                                 4                    4                *                 0
Ronald Birnbaum                                     6                    6                *                 0
Stanley Blum                                        1                    1                *                 0
Bowne Publishing                                    3                    3                *                 0
Simon T Brack                                       61                  61                *                 0
Robert Bresee                                       4                    4                *                 0
Wagner Bucci                                        14                  14                *                 0
Susan Burman                                        4                    4                *                 0
Burrelle's                                          23                  23                *                 0
Frank Cacopardo                                     4                    4                *                 0
Cass Communications Inc                             43                  43                *                 0
C&C Duplicators Inc                                 1                    1                *                 0
Cellular One                                        10                  10                *                 0
Central Cranford Associates                        287                  287               *                 0
Chelsea Music Service Inc                           68                  68                *                 0
Michael Ciccario                                   5715                5715               *                 0
J Harwood Cochrane                                  23                  23                *                 0
Seymour Cohen                                       6                    6                *                 0
Commercial Graphics                                 1                    1                *                 0
Edward Cowle                                      95,595              95,595             1.6                0
CPF Premium Funding Inc                            157                  157               *                 0
Cranford Sunoco Servicenter                         8                    8                *                 0
DB Soft Inc                                         13                  13                *                 0
Camille Desantis &                                  2                    2                *                 0
Dick Charles Recording Service Inc                  9                    9                *                 0

                                             Securities Owned          Securities Offered (1)           Securities
                                            Prior to Offering                                          Owned After
                                                                                                       Offering (2)

Name of Selling Securityholder                 Common Stock        Common Stock     % of Ownership     Common Stock
                                                                                     Offered (3)

Niko Dimitrov                                      185                  185               *                 0
Lawrence S Dolin                                    33                  33                *                 0
Duncan Elder & Gravity Limited                     995                  995               *                 0
Elizabethtown Gas Co                                6                    6                *                 0
Elizabethtown Water Co                              1                    1                *                 0
Bina Ellen                                          20                  20                *                 0
Ronna Ellen                                         14                  14                *                 0
Falcon Supply                                       1                    1                *                 0
Federal Express                                     22                  22                *                 0
Joseph J FerraraTOTAL                               19                  19                *                 0
Adam Finerman                                      1143                1143               *                 0
Steven Flesher &
  Vicki J. Flesher, JT TEN                          1                    1                *                 0
Harry Fox Agency                                   2563                2563               *                 0
Beverly R Frankel                                   1                    1                *                 0
Evelyn K Freeman & Maxwell M
  Freeman, JTTEN                                    1                    1                *                 0
Frome & Co                                        15834                15834              *                 0
Amy Frome                                          3783                3783               *                 0
Jennifer Frome Trust                               3783                3783               *                 0
Karen Frome                                        3783                3783               *                 0
Louann Frome                                       9414                9414               *                 0
Robert L Frome                                    59000                59000             1.0                0
Gavin Report                                        3                    3                *                 0
Paul Gavzy & Ellen Gavzy, JTTEN                     1                    1                *                 0
Clarence A George                                   1                    1                *                 0
Gary Glatter                                        4                    4                *                 0
GMAC                                                16                  16                *                 0
The Guardian                                        43                  43                *                 0
The Guardian Life Ins Co of America                 43                  43                *                 0
John W Henry                                        20                  20                *                 0
Highlanding                                         5                    5                *                 0
Highlanding Inc                                     81                  81                *                 0
Highveld Foundation                                 58                  58                *                 0
Helene H Hospodar                                   1                    1                *                 0
Dept of the Treasury                                3                    3                *                 0
Intruder Alert Security & Fire Inc                  2                    2                *                 0
Gerald Josephson                                   420                  420               *                 0
Robert Josephson                                    12                  12                *                 0
Helen V Kee                                         1                    1                *                 0
John Kee & Jessica Kee JTTEN                        1                    1                *                 0
Fred A Keenan Cust
  Susan M. Keenan                                   1                    1                *                 0
Seung Hyun Kim                                      4                    4                *                 0
Robert Klein                                       462                  462               *                 0
Jack Krinick                                        58                  58                *                 0
Cliff Lane                                          4                    4                *                 0
Steven Levine                                       4                    4                *                 0
John B Livelli                                     175                  175               *                 0
Joseph D Livelli Cust                                                                     *

                                             Securities Owned          Securities Offered (1)           Securities
                                            Prior to Offering                                          Owned After
                                                                                                       Offering (2)

Name of Selling Securityholder                 Common Stock        Common Stock     % of Ownership     Common Stock
                                                                                     Offered (3)

  Kevin Joseph Livelli                              1                    1                                  0
Michael Benedict Livelli                            1                    1                *                 0
Lombard Odier & Cie                                 1                    1                *                 0
Eng-Chye Low                                        4                    4                *                 0
Anthony Magurne                                     8                    8                *                 0
Ronald W Mazza Cust
  Michael Mazza                                     1                    1                *                 0
Merobal Holdings Inc                                58                  58                *                 0
Alexander Miller                                   1071                1071               *                 0
Mitlolia Holdings Ltd                               10                  10                *                 0
Frederick J Moore Cust
  Joseph Kearns Moore                               1                    1                *                 0
Morgan Stanley & Co Incorporated                    1                    1                *                 0
George Morgan                                       3                    3                *                 0
NARM                                                4                    4                *                 0
John Negri & Helene Negri JTTEN                     7                    7                *                 0
Northern Union Club Company                         29                  29                *                 0
Olshan Grundman Frome &
  Rosenzweig as Escrow Agent for
  Simon T. Brack                                   214                  214               *                 0
Eli Oxenhorn                                        18                  18                *                 0
Robert C Pettersen                                  1                    1                *                 0
Photo Dynamics Color Lab
  Service Inc                                       2                    2                *                 0
Pine Hill Limited                                   58                  58                *                 0
Pinglick Holdings Inc                              122                  122               *                 0
Joel A Pinsky                                       13                  13                *                 0
Pitney Bowes Credit Corp                           130                  130               *                 0
Poland Spring                                       2                    2                *                 0
Mark Potter &
  Catherine Potter  JTTEN                           2                    2                *                 0
Prime Group Ltd                                     4                    4                *                 0
Princeton Computer Support                          4                    4                *                 0
Public Service Electric &
  Gas Company                                       6                    6                *                 0
Barry Rapkowski                                     12                  12                *                 0
Ronald Rappold                                      2                    2                *                 0
Charles Retcho                                      3                    3                *                 0
Ulrich Reud                                        116                  116               *                 0
Jonathan Robinson                                   6                    6                *                 0
Eric Ross                                          1143                1143               *                 0
Irwin Schechter                                     12                  12                *                 0
Hortense Schneider                                  3                    3                *                 0
Sam Schwartz                                       1429                1429               *                 0
Joseph Scioscia                                     9                    9                *                 0
77 Bleecker Street Corp                             31                  31                *                 0
Cynthia Singer                                      2                    2                *                 0
Marvin Singer                                       13                  13                *                 0
Societe Bancaire Julius Baer                       231                  231               *                 0
Michael Sofia                                       12                  12                *                 0

                                             Securities Owned          Securities Offered (1)           Securities
                                            Prior to Offering                                          Owned After
                                                                                                       Offering (2)

Name of Selling Securityholder                 Common Stock        Common Stock     % of Ownership     Common Stock
                                                                                     Offered (3)

Staples Inc                                         9                    9                *                 0
Rionas Stiftung                                    173                  173               *                 0
Stryker Tams & Dill                                 6                    6                *                 0
Suburban Cablevision                                2                    2                *                 0
Jay Thalheim                                        3                    3                *                 0
TOV Industrial Products                             12                  12                *                 0
TSI Graphics Inc                                    43                  43                *                 0
2829932 Canada Inc                                  12                  12                *                 0
Uni Distribution Corp                              2533                2533               *                 0
United Parcel Service                               3                    3                *                 0
Weaver Associates                                  145                  145               *                 0
Weaver Associates Printing                         205                  205               *                 0
John Weaver &
  Cheryl Weaver JTTEN                               10                  10                *                 0
Richard Weinman                                     6                    6                *                 0
Michael Weisman                                     6                    6                *                 0
Andy Wettstein                                      81                  81                *                 0
Louraine Wilborn                                    16                  16                *                 0
D Deworth Williams                                95595                95595             1.6                0
Jeffrey Zemel                                       12                  12                *                 0
Steven Bayern                                     95,595              95,595             1.6                0
Hd Brous & Co Inc                                   1                    1                *                 0
Cede & Co (4)                                     6,867                6,867              *                 0
Sigismond Clerc                                     12                  12                *                 0
Continental Stock Transfer Corp                     92                  92                *                 0
Arnold Cooper Tr                                    5                    5                *                 0
Earlybirdcapital Inc                                14                  14                *                 0
Mark Elliott                                     646,016              646,016            11.1               0
Vicki Elliott                                    646,016              646,016            11.1               0
Lauren Feltes                                     2,997                2,997              *                 0
Thomas J Fleming                                  2,572                2,572              *                 0
Michael H Freedman                                13,715              13,715              *                 0
Robert H Friedman                                 5,715                5,715              *                 0
Kevin Hasenfus                                  1,292,031            1,292,031           22.2               0
Patrick Kolenick                                  95,595              95,595             1.6                0
Josephine Geczi Lyons                             1,572                1,572              *                 0
Mortenson & Assocs Pc                              561                  561               *                 0
Olshan Grundman Frome
  Rosenzweig & Wolosky LLP                         678                  678               *                 0
Kip Petroff Pc                                      80                  80                *                 0
Benjamin Reichel                                  1,000                1,000              *                 0
Victor Rosenzweig                                 1,715                1,715              *                 0
Rubenstein Public Relations Co Inc                  44                  44                *                 0
Douglas Schenendorf                                 4                    4                *                 0
Daniel S Shapiro                                    2                    2                *                 0
Alan Silverman                                      12                  12                *                 0
Rick Siskey                                      981,944              981,944            16.9               0
Jeffrey S Spindler                                1,715                1,715              *                 0
Daniel Wainstein                                  5,993                5,993              *                 0
Deborah Wainstein                                 5,993                5,993              *                 0

                                             Securities Owned          Securities Offered (1)           Securities
                                            Prior to Offering                                          Owned After
                                                                                                       Offering (2)

Name of Selling Securityholder                 Common Stock        Common Stock     % of Ownership     Common Stock
                                                                                     Offered (3)

Michael Wainstein                                 80,614              80,614             1.4                0
Harrison Weaver                                    664                  664               *                 0
Harrison L Weaver                                  274                  274               *                 0
Steven Wolosky                                    8,572                8,572              *                 0
Robert Yearwood                                 1,602,119            1,602,119           27.6               0
Jeffrey Zemel                                       5                    5                *                 0
Huntington Laurel Partners LP                   310,088(5)          310,088(5)           5.1                0
Joseph R. Nemeth Living Trust                   103,364(6)          103,364(6)           1.7                0
Jerry R. King                                   206,726(7)          206,726(7)           3.4                0
Terry F. King                                   206,726(7)          206,726(7)           3.4                0
Joseph A. Magurne and Joseph M. Magurne         206,726(7)          206,726(7)           3.4                0

* Less than 1%

(1) Assumes that all shares of common stock underlying the Class A Preferred Stock, warrants and option will be issued.

(2) Assumes that all securities registered will be sold.

(3) Applicable percentage ownership is based on 5,811,093 shares of common stock outstanding as of March 10, 2006. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Common Stock issuable upon exercise of options or warrants, or conversion of shares of Class A preferred stock, that are currently exercisable or convertible or will become exercisable or convertible within 60 days after March 10, 2006, are deemed outstanding, but those shares are not deemed outstanding for purposes of computing percentage ownership of any other person.

(4) Represents shares of common stock held in street name by holders.

(5) Represents 155,044 shares of Class A Preferred Stock, and warrants to purchase 155,044 shares of Common Stock at $2.00 per share.

(6) Represents 51,682 shares of Class A Preferred Stock, and warrants to purchase 51,682 shares of Common Stock at $2.00 per share.

(7) Represents 103,363 shares of Class A Preferred Stock, and warrants to purchase 103,363 shares of Common Stock at $2.00 per share.

                             PLAN OF DISTRIBUTION

         We are registering the shares of Common Stock on behalf of the selling stockholders. We are paying all costs, expenses and fees in connection with the registration of shares offered by this prospectus. Brokerage commissions, if any, attributable to the sale of shares will be borne by the selling stockholders.

         The selling stockholders and any pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of Common Stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

         (a) ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
         (b) block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
         (c) purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
         (d) an exchange distribution in accordance with the rules of the applicable exchange;
         (e)  privately negotiated transactions; or
         (f)  any other method permitted pursuant to applicable law.

         Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. Each selling stockholder does not expect these commissions and discounts relating to sales of shares to exceed what are customary in the types of transactions involved. In connection with the sale of our Common Stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the Common Stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our Common Stock short and deliver these securities to close out their short positions, or loan or pledge the Common Stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into options or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

         The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each selling stockholder has informed us that it does not have any agreement or understanding, directly or indirectly, with any person to distribute the Common Stock.

         Because the selling stockholders may be deemed to be "underwriters" within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriter or broker-dealer regarding the sale of the shares. There is no underwriter or coordinating broker acting in connection with the proposed sale of the shares by the selling stockholders.

         We are required to pay certain fees and expenses incurred incident to the registration of the shares. We estimate that the total expenses of the offering payable by us will be $25,000. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

         We agreed to keep this prospectus effective until the earlier of (i) the date on which the shares may be resold by the selling stockholders without registration and without regard to any volume limitations by reason of Rule 144(e) under the Securities Act or any other rule of similar effect or (ii) all of the shares have been sold pursuant to the prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

         Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect to our Common Stock for a period of two business days prior to the commencement of the distribution. In addition, the selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of our Common Stock by the selling stockholders or any other person. WE WILL MAKE COPIES OF THIS PROSPECTUS AVAILABLE TO THE SELLING STOCKHOLDERS AND HAVE INFORMED THEM OF THE NEED TO DELIVER A COPY OF THIS PROSPECTUS TO EACH PURCHASER AT OR PRIOR TO THE TIME OF THE SALE.



            MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

MARKET FOR SECURITIES

         Our stock is not listed for sale on any exchange or trading medium. We are seeking to have our Common Stock quoted on the NASD's OTC Bulletin Board. Until that happens, there will be no public market for our Common Stock. As of March 10, 2006, there were 184 holders of record of our Common Stock, excluding beneficial holders whose stock is held in the name of broker-dealers or banks.

DIVIDEND POLICY

         We have not paid any dividends on our Common Stock, and do not expect to do so in the near future. We do not currently have an equity compensation plan.

            MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                              RESULTS OF OPERATIONS

         The information in this prospectus contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Act") regarding, among other things, the anticipated financial and operating results of the Company and the prospects of the industry in which it operates. The Act provides a "safe harbor" for forward-looking statements to encourage companies to provide prospective information about themselves, so long as they identify these statements as forward looking and provide meaningful cautionary statements identifying important factors that could cause actual results to differ from the projected results. All statements other than statements of historical fact made in this prospectus are forward looking. The Company undertakes no obligation to publicly release any modifications or revisions to these forward-looking statements to reflect events or circumstances occurring after the date hereof, or to reflect the occurrence of unanticipated events. In connection with the safe-harbor provisions of the Act, the Company cautions investors that actual financial and operating results and industry conditions may differ materially from those projected in forward-looking statements made by, or on behalf of, the Company. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company or its industry to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

         The following discussion and analysis should be read in conjunction with the audited annual, and unaudited quarterly, consolidated financial statements of Premier Alliance Group, Inc., included herewith, and the information under "Risk Factors". This discussion should not be construed to imply that the results discussed herein will necessarily continue into the future, or that any conclusion reached herein will necessarily be indicative of actual operating results in the future. Such discussion represents only the best present assessment of the Company by the management of the Company. Unless the context otherwise requires, the terms "we", "our" and "us" refer to Premier Alliance Group, Inc..

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

OVERVIEW

Results of Operations

2005 AS COMPARED TO 2004

         In 2005, we recorded revenue of $10.6 million, a decrease of 6.3% when compared to 2004 revenue of $11.3 million. We attribute this decrease in revenue to a combination of a decrease in billable hours during the year as well as an overall decrease in billable rates. As customers have assessed work that can be moved off-shore they have continued to lower bill rates for domestic based resources. Moving into 2006 the company anticipates billing rates to stabilize and hours to grow due to the increase demand for technology resources.

         Cost of goods, defined as all costs for billable staff, were 73.9% of revenue in 2005 as compared to 75.0% of revenue in 2004. The slight decrease in cost of goods as a percentage of revenue in 2005 as compared to 2004 is a reflection of our success at keeping compensation and benefits in line as industry billable rates shifted.

         General and administrative (G&A) expenses represented 23.4% of revenue in 2005 as compared to 23.0% of revenue in 2004. We were able to decrease or hold flat overall the key

G&A expense items, such as overhead wages, benefits, legal, accounting, professional services, travel, and rent.

         Operating income was 2.7% of revenue in 2005 as compared to 2.0% of revenue in 2004, reflecting the decrease in Cost of goods and G&A expenses.

         Other income and expense, net, consisted of a loss of $44,052 in 2005 compared to a loss of $15,258 in 2004. The net loss in 2005 is attributable to an increase in interest expense and a loss in marketable securities combined with a significant drop in appreciation in life insurance policies.

         Income taxes for 2005 resulted in an effective tax rate of 36%, compared to 160% in 2004. The 2004 income tax rate reflects the cumulative change of approximately $300,000 for income taxes resulting from the change in its tax filing status on June 7, 2004 from an S corporation to a C corporation.

         In 2005 our Net income was $153,866, or $.02 per diluted share as compared to 2004 with a net loss of $120,563, or ($.02) per diluted share

2004 AS COMPARED TO 2003

         In 2004, we recorded revenue of $11.3 million, a decrease of 0.8% when compared to 2003 revenue of $11.4 million. We attribute this small decrease in revenue to an increase in discount amounts (volume discounts and vendor management system fees charged by customers). Vendor management system fees are expenses charged by customers for accessing the procurement or resource management software they use to assign and manage consultants. In 2004, at total of $447,000 of discounted amounts was charged against revenue as compared to $326,000 in 2003. The increase in 2004 was due to an increase in the number of customers qualifying for discounts as a result of (1) most customers continuing to move toward smaller primary vendor lists and (2) our conducting more work as a primary vendor at key customers, in effect increasing total volume discounts.

         During 2004, we succeeded in securing new customers to partially offset reduced spending on technology by our current customer base. These new customers included Lending tree, Capital One, Circuit City, and Transamerica.

         Cost of goods, defined as all costs for billable staff, were 75.0% of revenue in 2004 as compared to 75.1% of revenue in 2003. The slight decrease in cost of goods as a percentage of revenue in 2004 as compared to 2003 is a reflection of our success at keeping compensation and benefits in line with the industry average.

         General and administrative (G&A) expenses represented 22.8% of revenue in 2004 as compared to 22.0% of revenue in 2003. This increase in G&A expense is mostly attributed to professional fees and expenses (legal, accounting, and consulting) incurred in 2004 in connection with North Carolina Premier's private placement of Class A Preferred Stock and the share exchange. We were able to decrease or hold flat other key G&A expense items, such as overhead wages, travel, client entertainment, staff development, and rent.

         Operating income was 2.0% of revenue in 2004 as compared to 2.7% of revenue in 2003, reflecting the increase in G&A expenses.

         Other income and expense, net, consisted of a loss of $15,528 in 2004 compared to a gain of $17,636 (.004%) in 2003. The loss in 2004 is attributable to our incurring a $75,000 expense for net liabilities assumed in the share exchange. This was largely offset by gains in marketable securities and appreciation in life insurance policies.

         In 2004 we changed our tax accounting method. This accelerated taxes on deferred revenue of $300,000. As a result, the net loss for 2004 was $120,563, or ($.02) per diluted share, compared with net income of $324,233 in 2003, or $.06 per diluted share.

CRITICAL ACCOUNTING POLICIES

Other Income

         The most significant changes in other income were in the following areas.

         In 2001 North Carolina Premier purchased variable life insurance policies for its shareholders. In 2004 the premiums were $92,418, income of $49,853 was recorded as a result of the cash surrender value's exceeding premiums, and the cash surrender value equaled $312,269. In 2005 the premiums were $100,080, income of $6,231 was recorded as a result of the cash surrender value's exceeding premiums, and the cash surrender value equaled $418,580.

         Net interest expense increased $26,234 from $5,903 in 2004 to $32,137 in 2005.

         Marketable securities are accounted for as trading securities and are stated at market value with unrealized gains and losses accounted for in net income before income taxes. In 2005 marketable securities were a loss of $19,941, as compared to a gain of $23,288 in 2004.

Income Taxes

         Income taxes for 2005 resulted in an effective tax rate of 36%, compared to 160% in 2004. The 2004 income tax rate reflects the cumulative change of approximately $300,000 for income taxes resulting from the change in its tax filing status on June 7, 2004 from S corporation to C corporation.

         On January 1, 2004, the company changed its method of accounting for tax purposes from the cash basis method of accounting to accrual basis method of accounting. As a result of this change, the company was required to recognize deferred income and expense.

         Upon issuing shares of Class A preferred stock in a private placement that closed on June 7, 2004, North Carolina Premier changed its tax filing status from S corporation to C corporation. This shifted the burden of income tax liability from the shareholders to the corporation, which was thereafter required to pay income taxes. The change in accounting resulted in cumulative impact for income tax expense of $300,000.Prior to 2004, North Carolina Premier's shareholders had elected for the corporation to be taxed under Subchapter S of the Internal Revenue Code. Under this provision, shareholders are taxed on their proportionate share of the corporation's taxable income. As a Subchapter S corporation, North Carolina Premier bore no liability or expense for the income taxes and none is reflected in these financial statements for 2003. Similar provisions apply for state income taxes.

Property and Equipment

         Furniture, fixtures, and equipment are stated at cost. We provide for depreciation on a straight-line basis over estimated useful life of five years (for computer equipment) and seven years (for furniture and fixtures).

Business Combinations and Goodwill

         Purchased goodwill in the amount of $2,718,385 was being amortized over 15 years until December 31, 2001. Accumulated amortization at December 31, 2001 was $487,101. North Carolina Premier adopted SFAS No. 142 effective January 1, 2002. SFAS No. 142 requires that all goodwill and indefinite life intangibles no longer be amortized. Goodwill must be evaluated for impairment on an annual basis. In accordance with SFAS No. 142, an annual impairment test is performed under which the estimated fair value of goodwill is compared with its carrying value. We have completed our annual impairment evaluation for the year ended December 31, 2005, and have concluded that there is no goodwill impairment loss to be recognized. As of December 31, 2005 and December 31, 2004, we had goodwill of $2,231,284.

         In September 2004, North Carolina Premier invested in Critical Analytics Inc, a company that is developing a unique trading platform for analysts, traders, and investors. The venture combines our software development and support strengths with the architectural and industry specific business knowledge of Critical Analytics. We own 350,000 shares of stock representing approximately a 33% ownership interest in Critical Analytics. We use the equity method for recording earnings and losses. We recorded a loss on this investment of $5,001 for 2005.

         We own one unit of ownership (representing 3% of the entire ownership interest) in Sharon Road Properties LLC, the entity that owns the property where our offices are located. We purchased that unit for $100,000. We recognize income as we receive distributions.

Executive Compensation Agreements

         We have executive compensation agreements with key executives. We own three separate life insurance policies (Flexible Premium Multifunded Life) , each with a face amount of $3,000,000. We pay all scheduled monthly premiums and retain all interests in each policy. If an insured employee were to die, we would pay the employee's designated beneficiary an annual survivor's benefit of $300,000 per year for 10 consecutive years after the employee's death.

Employee Benefit Plan

         We have a 401(k) plan that covers substantially all employees. Plan participants can make voluntary contributions of up to 15% of compensation, subject to certain limitations, and we match a portion of employee contributions. Total contributions to the plan for the years ended December 31, 2005 and 2004 were approximately $45,403 and $20,132, respectively.

FINANCIAL CONDITION AND LIQUIDITY

         As of December 31, 2005, we had cash and cash equivalents of $50,244, representing a decrease of 176,756 from the prior year. Net working capital at December 31, 2005, was

$1,022,000, representing a decrease of $508,000. We had no long term debt. Shareholders' equity as of December 31, 2005, was $3,124,000, which represented 76% of total assets.

         During the year ended December 31, 2005, the net cash provided by operating activities was $ 202,095 and was primarily attributable to decreases in accounts receivable of $84,000, and marketable securities of $139,000, offset by the increase of $106,000 of cash surrender value of our employee life insurance policies and decrease in deferred income taxes of $112,000. Cash flows from investing activities used $22,070 for property and equipment purchases.

         Cash flows from investing activities used $22,070 for property and equipment purchases.

         Financing activities used $366,800 of cash in 2005. Of that decrease, $257,000 was due to payments on our revolving line of credit. We borrow or repay this revolving debt as needed based upon our working capital obligation. We distributed $62,000 to certain North Carolina Premier's shareholders to permit them to pay income taxes on their portion of Premier's S corporation taxable income reported on their respective personal income tax returns. We distributed a dividend of $47,800 to preferred shareholders.

         We believe that internally generated funds, current cash on hand, and available borrowings under our revolving credit line will be adequate to meet foreseeable liquidity needs.

Outlook

         Our priority is to broaden the range of services we offer and build a more geographically diverse client base. We believe that achieving this goal will require a combination of merger activity and organic growth. This will in part depend on continued improvement in the U.S. jobs market.

Contractual Obligations

         As of December 31, 2005, our contractual obligations consisted of the following lease obligations:

         2006     $191,980

         2007     $197,264

         2008     $186,829

         2009     $110,866

         These leases cover office premises and leased vehicles.

         We have a loan agreement for a line of credit with a financial institution that provides us with a maximum credit line of $900,000. The line of credit is due on demand. We may only borrow up to 75% of accounts receivable aged at 90 days or less. Borrowings under the agreement bear interest at the LIBOR rate plus 3%, payable monthly. In addition, the loan is collateralized by substantially all our assets. Outstanding borrowings under the loan agreement were $305,078 and $562,708 at December 31, 2005 and 2004, respectively.

Off-Balance Sheet Arrangements

         As of December 31, 2005, and during the prior year then ended, there were no transactions, agreements or other contractual arrangements to which an unconsolidated entity was a party under which we (1) had any direct or contingent obligation under a guarantee contract, derivative instrument, or variable interest in the unconsolidated entity, or (2) had a retained or contingent interest in assets transferred to the unconsolidated entity.

PREFERRED STOCK

         On June 7, 2004, North Carolina Premier issued 597,500 shares of Class A Preferred Stock in a private placement. The holders of shares of preferred stock were entitled to receive an 8% annual dividend until the earlier of (1) the third anniversary of the date of issuance or (2) automatic conversion of shares of Class A Preferred Stock into shares of Common Stock. No such dividend has yet been declared. Attached with each preferred share was a warrant entitling the holder to purchase one share of Common Stock at an exercise price of $ 2.00. The warrants were immediately exercisable and had a term of three years.

         On consummation of the share exchange, holders of these shares of preferred stock were issued in exchange shares of our Class A Preferred Stock having substantially identical terms, as well as warrants with substantially identical terms, except that the exercise price of the warrants was adjusted to $1.96.

MATERIAL CONSULTING AGREEMENTS

         In October 2003, we engaged Cyndel & Co., Inc. as consultants and financial advisors to furnish advice with respect to operations, financing, and potential business combinations. We pay Cyndel consulting fees of $5,000 per month.

         Either party may terminate the consulting agreement at any time with 30 days' prior written notice; we currently have no plans to terminate the consulting agreement. In November 2004, we granted Patrick M. Kolenik and Steven
J. Bayern, the principals of Cyndel, jointly an option to purchase a number of shares of our Common Stock equal to 4.5% of the number of shares of our Common Stock outstanding on the 90th day following commencement of trading of shares of our Common Stock (the "Option Price Date"). On March 7, 2006, the parties agreed to modify the option to provide for the purchase of a fixed number of shares of Common Stock. As a result, the option provides for the purchase of 289,291 shares of common stock at an exercise price equal to the average market price of a share of our Common Stock during the ten trading days immediately preceding the Option Price Date. This option may be exercised in whole or part at any time during the two years following the Option Price Date.

         In addition, we are required to pay Cyndel & Co., Inc. a fee of $47,800 in connection with North Carolina Premier's June 2004 private placement of 597,500 shares of Class A preferred shares for an aggregate subscription price of $597,500. This fee is payable in 12 monthly installments, the last installment being paid in May 2005.

                                    BUSINESS

BACKGROUND

         Premier  Alliance  Group,  Inc. was  incorporated  on  January 5, 2000, as Continuum Group C Inc. under the laws of the State of Nevada in accordance with a joint plan of reorganization for The Continuum Group, Inc. in bankruptcy case 95-B-44222 (Chapter 11) in the U.S. Bankruptcy Court, Southern District of New York. The bankruptcy court entered an order on September 15, 1999 approving this plan. We, along with three other companies, Continuum Group A Inc., Continuum Group B Inc. and Continuum Group D Inc., were specifically formed to effect the terms of the Plan.

         Until November 5, 2004, we had no business and no revenues. On that date, we consummated the share exchange contemplated by the share exchange agreement dated as of October 12, 2004, between our company, Premier Alliance Group, Inc., a North Carolina corporation ("North Carolina Premier"), and the shareholders of North Carolina Premier.

         As part of this transaction, we issued as of November 5, 2004, 36,176,863 shares of our Common Stock and 4,323,137 shares of our Class A Preferred Stock to the shareholders of North Carolina Premier in exchange for all of North Carolina Premier's outstanding shares of Common Stock and preferred stock. As a result of this transaction, North Carolina Premier became our wholly owned subsidiary. The shares of Common Stock issued to the shareholders of North Carolina Premier constitute approximately 88% of our currently outstanding shares of Common Stock. The shares of our Common Stock and Class A Preferred Stock issued to the shareholders of North Carolina Premier represent approximately 90% of the voting power of our capital stock, on a fully diluted basis.

         We entered into a merger agreement with North Carolina Premier, as a result of which North Carolina Premier was merged into Continuum immediately after the closing of the share exchange. In that merger, our name was changed from "Continuum Group C Inc." to our current name.

         For accounting purposes, this transaction was accounted for as a reverse merger, since the shareholders of North Carolina Premier now own a majority of the issued and outstanding shares of our Common Stock and our current directors and executive officers were nominated by North Carolina Premier and were appointed effective the closing of the share exchange.

OVERVIEW

         From 1995 until it merged with us, North Carolina Premier was a provider of information technology consulting services to businesses, primarily throughout the Southeast. The customer base includes businesses in the education, financial, healthcare, insurance, manufacturing, professional service, retail, textile, transportation, and utility industries, as well as governmental agencies. Upon consummation of our share exchange with the shareholders of North Carolina Premier, we acquired North Carolina Premier's business by acquiring North Carolina Premier itself; on merging North Carolina Premier into our company, we started conducting that business directly. The terms words "us," "we," and "our" refer to North Carolina Premier with respect to the period prior to the share exchange and refer to our company with respect to the subsequent period.

         Our business consists of providing information technology, or "IT," services to our clients. Our services typically encompass the IT business-solution life cycle, including phases for planning, developing, implementing, managing, and ultimately maintaining, the IT solution. A typical customer is an organization with complex information and data-processing requirements. We promote our services through our two delivery channels, IT Services and IT Solutions divisions.

IT SERVICES DIVISION. This division provides staffing and consulting services across a broad range of skills and expertise. We recruit, retain, manage, and provide to our clients skilled business and technical expertise to help lead and train our customers or supplement their staffing requirements. In most cases we bill our clients on a time-and-materials basis. Because of the type of expertise involved and the complexity of the technology, customers seeking such services from us typically commit to long-term contracts. Our recruiting and sales organization work with customers to define their requirements and staff the work using our then-current employees or recruit additional personnel on either an employee or consultant basis. In order to meet rapid response time required in today's market, for each client project we enter on our automated web-enabled software platform information relating to customer requirements and information regarding our candidate pool and our manpower needs. Our typical customers are Fortune 500 companies (including Wachovia, Michelin, Duke Power, and Bank of America), and they seek our expertise in areas such as application design and programming, systems analysis, database administration, web development, network administration, and business analysis. Revenues from this division currently constitute 85% of our revenues, and we expect that to continue to be the case for the foreseeable future.

IT SOLUTIONS DIVISION. This division handles advanced technologies and solutions and provides expertise in project management, architecture, and project methodology. Its focus is to service customers on a project or deliverable basis. The work can be performed at customer facilities or at our facilities. With this type of work the customer typically enters into a contract with us that provides for delivery of a given service or product at a stated time. Services provided by this group range from helping clients assess their business needs and identifying the right technology solution, to helping customers select and implement packaged software, to designing, constructing, and testing new systems and integrating them with the customer's existing technology.

         Our focus has been to deliver quality services in a variety of ways that continue to respond to changes in the industry. This responsiveness has resulted in our being recognized as a provider of quality services (as evidenced by our being named a preferred vendor by a number of Fortune 500 companies). Being a company's preferred vendor means that we are one of a finite group of companies that are authorized to service a customer's technology needs. This gives us a tremendous advantage in terms of our ability to compete for that company's business, especially as industry consolidation continues, as it also greatly enhances our credibility with potential customers. If, as we expect, we continueto grow, that should make it easier for us to maintain our preferred-vendor status with existing customers and should increase our ability to be names as a preferred vendor for new customers.

         Our clients include businesses in a wide variety of industries that use different types of hardware and software. This diversification has been key to
(1) limiting our exposure to volatility in our industry, (2) providing new opportunities for growth, and (3) assisting customers who need IT services to address new challenges.

RECRUITING

         Our success depends on our ability to hire and retain qualified employees. Our recruiting team contacts prospective employment candidates by telephone, through postings on the internet, and by means of our internal recruiting software and databases. For internet postings, we maintain our own web page at www.premieralliance.com and use other internet job-posting bulletin board services. We use a computer application to track applicants' information and skills and match them with customer opportunities. We only hire candidates after they have gone through a rigorous qualification process involving multiple interviews and repeated screening.

COMPETITION

         The market for IT services is highly competitive. It is also highly fragmented, with many providers and no single competitor maintaining clear market leadership. Our competition varies by location, type of service provided, and the customer to whom services are provided. Our competitors fall into four categories: large national or international vendors; hardware vendors and suppliers of packaged software systems; small local or regional firms specializing in specific programming services or applications; and internal IT staff at our customers and potential customers. We believe that to compete successfully, we must have an office in the relevant market, offer appropriate IT solutions, be able to staff our work with skilled professionals, and price our services competitively.

EMPLOYEES

         As of March 1, 2006, we had 101 full-time employees. Our employees are engaged in consulting services related to technology and business applications. None of our employees is represented by a labor union and we have never experienced a work stoppage. We believe relations with our employees are good.

PROPERTY

         Our practice is to lease commercial office space for all of our offices. Our headquarters are located in a modern four-story building in Charlotte, North Carolina. We lease approximately 8000 square feet of space at that location, under a lease that will expire in July 2009.

         Our other locations are leased facilities. Most of these facilities serve as sales and support offices and vary in size, generally from approximately 200 to 1500 square feet, depending on the number of people employed at that office. Our lease terms vary from periods of less than a year to three years and generally have flexible renewal options. We believe that our existing facilities are adequate to meet our current needs.

LEGAL PROCEEDINGS.

         As of December 31, 2005, and as of the date of this filing, we are not a party to any pending or threatened legal proceeding.

                                   MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS, AND KEY EMPLOYEES

         The following are the names and certain information regarding our current Directors and Executive Officers:

     Name                                  Age      Position
     Mark S. Elliott                       45       President and Director
     Robert N. Yearwood                    57       Vice President - Corporate
                                                    Development, and Director
     Kevin J. Hasenfus                     48       Vice President - Business
                                                    Development, and Director

         Pursuant to our bylaws, each director serves for a term of one year and until re-elected or until a successor is elected. Officers are appointed annually by the Board of Directors (subject to the terms of any employment agreement) to hold office until a successor has been appointed.

BACKGROUND OF EXECUTIVE OFFICERS AND DIRECTORS

MARK S. ELLIOTT has been in the technology industry for more than 20 years. In that time, Mr. Elliott has worked with such Fortune 500 companies as JC Penney and First Union National Bank, as well as for a number of consulting organizations. He has held positions ranging from application developer, systems specialist, and project manager, to sales and senior management roles. Mr. Elliott moved into the consulting arena as a regional specialist and eventually moved into management as a technical director for Contract Data Services (acquired by Vanstar and subsequently acquired by Inacom). This position, which he held for five years, involved all aspects of the business from staff management, sales effort and strategy, to managing the profitability of the branch. In this capacity he was a partner responsible for developing a branch into a top service provider throughout North Carolina and South Carolina and servicing Fortune 500 companies such as First Union, Bank of America, MCI, Royal and SunAlliance. Mr. Elliott was an original founder of Old Premier and was responsible for day-to-day operational aspects.

KEVIN J. HASENFUS has 25 years of professional information-technology experience. He started his career as a programmer, systems analyst, and project manager at major energy and financial institutions. Subsequently he served as a product manager in the treasury management department of a large financial institution, where he was accountable for the strategic planning and implementation of the online banking system for large corporate customers. In 1990, he was named as a marketing director for a southeast-region information-technology services company and was responsible for all sales and marketing activity in a defined territory. He was one of the founding partners of Old Premier. He currently is accountable for directing the consultant support and the sales teams on a daily basis, as well as for strategic planning. Mr. Hasenfus received a Bachelor of Science degree from Virginia Tech. He was valedictorian of his class at Airco Computer Learning Center. He has held various positions in the Association of Systems Management, Goodwill Industries Computer Training Program for the Handicapped, and the United Way.

ROBERT N. YEARWOOD has been in the technology industry for more than 30 years. Mr. Yearwood served as president of Old Premier. Prior to this, Mr. Yearwood was founder and president of Software Data Services, Inc. ("SDS") from March 1988 until May 1999. In this capacity he grew the company from conception to approximately $9 million in annual sales. His responsibilities included sales, recruiting management, sales management, and directing overall business development efforts. Prior to forming SDS, Mr. Yearwood worked with three large regional consulting organizations in progressively responsible positions beginning with a sales position at Applied Management Systems (now known at CTG) to branch manager at Systems and Programming Consultants (now known as Compuware) and finally director of marketing at Metro Information Services (now known as Keane). Mr. Yearwood gained his initial technology experience by spending seven years in the field as a programmer and programmer/analyst.

COMMITTEES OF THE BOARD OF DIRECTORS

Audit Committee

         The audit committee is responsible for recommending independent auditors and reviewing management actions in matters relating to audit functions. The committee reviews, with independent auditors, the scope and results of its audit engagement, the system of internal controls and procedures and reviews the effectiveness of procedures intended to prevent violations of laws. The audit committee, consistent with the Sarbanes-Oxley Act of 2002 and the rules adopted thereunder, meets with management and the auditors prior to filing of officers' certifications with the SEC to receive information concerning, among other things, significant deficiencies in the design or operation of internal controls.

         Our board of directors currently acts as our audit committee. None of our audit committee members is "independent" in accordance with rule 4200(a)(14) of the Nasdaq Marketplace Rules. Our board of directors does not have an "audit committee financial expert," within the meaning of that phrase under applicable regulations of the Securities and Exchange Commission, serving on the audit committee. The board of directors believes that all members of the audit committee are financially literate and experienced in business matters, and that one or more members of the audit committee are capable of (1) understanding generally accepted accounting principles ("GAAP") and financial statements, (2) assessing the general application of GAAP principles in connection with our accounting for estimates, accruals and reserves, (3) analyzing and evaluating our financial statements, (4) understanding our internal controls and procedures for financial reporting, and (5) understanding audit committee functions, all of which are attributes of an audit committee financial expert. However, the board of directors believes that no audit committee member has obtained these attributes through the experience specified in the SEC's definition of "audit committee financial expert." Further, as is the case with many small companies, it would be difficult for us to attract and retain board members who qualify as "audit committee financial experts," and competition for such individuals is significant. The board of directors believes that its current audit committee is able to fulfill its role under SEC regulations despite not having a designated "audit committee financial expert."

         The audit committee operates under a formal charter that governs its duties and conduct. A copy of the charter is available on our website, www.premieralliance.com. The audit committee has adopted a non-retaliation policy and a complaint-monitoring procedure to enable confidential and anonymous reporting to the audit committee.

Compensation Committee

         The compensation committee determines, approves, and reports to the board of directors on all elements of compensation of our executive officers. The compensation committee also has the power to prescribe, amend, and rescind rules relating to our stock option plans, to grant options and other awards under the stock option plans, and to interpret the stock option plans.

         Our board of directors currently acts as our compensation committee. None of the members of the compensation committee is "independent" in accordance with rule 4200(a)(14) of the Nasdaq Marketplace Rules.

         The compensation committee operates under a formal charter that governs its duties and standards of performance. A copy of the charter is available on our website, www.premieralliance.com.

Nominating Committee

         Our board of directors currently acts as our nominating committee. The nominating committee operates under a written charter, a copy of which is available on our website, www.premieralliance.com.

The nominating committee performs the following functions:

    o It considers, and recommends to the board of directors, individuals for appointment or election as directors.

    o It recommends to the board of directors individuals for appointment to vacancies on any committee of the board of directors.

    o It makes recommendations to the board of directors regarding any changes to the size of the board of directors or any committee.

    o It assists management in preparing proxy statement disclosure regarding the operations of the committee.It reports to the board of directors on a regular basis, not less than once a year.

    o It performs any other duties or responsibilities expressly delegated to the committee by the board of directors relating to board or committee members.

     Candidates for director should have certain minimum qualifications, including being able to understand basic financial statements, being over 21 years of age, having relevant business experience (taking into account the business experience of the other directors), and having high moral character. The committee retains the right to modify these minimum qualifications from time to time.

         In evaluating an incumbent director whose term of office is set to expire, the nominating committee will review that director's overall service to our company during that director's term, including the number of meetings attended, level of participation, quality of performance, and any transactions with our company engaged in by that director during his or her term.

         When selecting a new director nominee, the committee will first determine whether the nominee must be independent for Nasdaq purposes or whether the candidate must qualify as an "Audit Committee Financial Expert," as that term is used in section 407 of the Sarbanes-Oxley Act of 2002. The committee will then use its network of contacts to compile a list of potential candidates, but may also engage, if it deems appropriate, a professional search firm. The committee will then meet to consider the candidates' qualifications and chooses a candidate by majority vote.

         Shareholders wishing to directly recommend candidates for election to the board of directors at an annual meeting must do so by giving notice in writing to Chairman of the Nominating Committee, Premier Alliance Group, Inc., 4521 Sharon Road, Suite 300, Charlotte, North Carolina 28211. Any such notice must, for any given annual meeting, be delivered to the chairman not less than 120 days prior to the anniversary of the preceding year's annual meeting. The notice must state (1) the name and address of the shareholder making the recommendations, (2) the name, age, business address, and residential address of each person recommended, (3) the principal occupation or employment of each person recommended, (4) the class and number of shares of Premier Alliance Group shares that are beneficially owned by each person recommended and by the recommending shareholder, (5) any other information concerning the persons recommended that must be disclosed in nominee and proxy solicitations in accordance with Regulation 14A of the Securities Exchange Act of 1934, and (6) a signed consent of each person recommended stating that he or she consents to serve as a director of our company if elected.

         The nominating committee will consider and vote on any recommendations so submitted. In considering any person recommended by a shareholder, the committee will look for the same qualifications that it looks for in any other person that it is considering for a position on the board of directors.

         Any shareholder nominee recommended by the committee and proposed by the board of directors for election at the next annual meeting of shareholders will be included in our proxy statement for that annual meeting.

                             EXECUTIVE COMPENSATION

         The following table sets forth the annual compensation paid to our executives for the fiscal year ended December 31, 2005. Each of our officers assumed their positions on November 5, 2004, on consummation of our share exchange agreement with Premier Alliance Group, Inc., a North Carolina corporation. This share exchange agreement is described in our annual report on Form 10-KSB for the fiscal year ended December 31, 2004.


                         SUMMARY COMPENSATION TABLE (1)


                                                                                                 Long-Term Compensation
                                          Annual Compensation                           Awards                       Payouts
                                                                               Restricted    Securities
                                                              Other Annual        Stock      Underlying   LTIP            All Other
Name and Principal                               Bonus ($)    Compensation      Award(s)      Options/    Payouts   Compensation ($)
Position                   Year     Salary ($)                     ($)             ($)        SARs (#)       ($)
Mark S. Elliott,           2005      $180,000       -0-          $3,813            -0-          -0-          -0-             -0-
President                  2004      $32,284        -0-            -0-             -0-          -0-          -0-             -0-
Kevin J. Hasenfus, Exec    2005      $180,000       -0-          $7,258            -0-          -0-          -0-             -0-
Vice President             2004        -0-          -0-            -0-             -0-          -0-          -0-             -0-
Robert. N Yearwood Exec    2005      $180,000       -0-          $10,800           -0-          -0-          -0-             -0-
Vice President             2004        -0-          -0-            -0-             -0-          -0-          -0-             -0-

  (1) The compensation described in this table does not include medical and dental insurance benefits received by the named executive officers, if applicable, which are available generally to all employees of the Company and certain perquisites and other personal benefits received by the named executive officers, the value of which does not exceed the lesser of $50,000 or 10% of any such officer's total salary and bonus disclosed in the table.

        The amount under "Other Annual Compensation" represents a car allowance or allocations.

         No grants of stock options or stock appreciation rights were made during the last fiscal year to our president and our president did not exercise any stock options during the last fiscal year. In addition, we do not have an equity compensation plan.

COMPENSATION OF DIRECTORS

         We do not currently compensate our directors. Furthermore, whereas we may in the future compensate non-employee directors, we anticipate that we will not compensate for their services as director those of our directors who are employees.

EMPLOYMENT CONTRACTS

         We do not have employment agreements with any of our employees.

LIMITS ON LIABILITY AND INDEMNIFICATION

         Our articles of incorporation eliminate the personal liability of our directors to the fullest extent permitted by law. The articles of incorporation further provide that the Company will indemnify its officers and directors to the fullest extent permitted by law. We believe that this indemnification covers at least negligence and gross negligence on the part of the indemnified parties.

         Insofar as indemnification for liabilities under the Securities Act may be permitted to our directors, officers, and controlling persons under the foregoing provisions or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         We own life insurance policies on the life of each of Mark. S Elliott, Kevin J. Hasenfus, and Robert N. Yearwood, each policy having a face amount of $3,000,000. These policies were purchased by Premier Alliance Group, Inc., the North Carolina corporation we acquired in a share exchange effective November 5, 2004. The policies were purchased to fund the repurchase of shares contemplated by a shareholders agreement; that agreement was terminated on our acquisition of the North Carolina. We elected to maintain the policies in order to provide a benefit and an incentive to the employees in question.

         An agreement with each of the employees relating to these policies provides that we retain ownership of the policy and are required to pay all scheduled monthly premiums and take all other actions necessary to maintain the policy in force, all until the earliest to occur of death of the employee, termination of theemployee's employment, purchase of the policy by the employee, or our termination of the agreement. We have the right to terminate the agreement at any time in our sole discretion on at least 60 days' prior notice. If the employee dies at any time while we still own the policy, we are required to pay the employee's designated beneficiary an annual survivor's benefit of $300,000 per year for ten consecutive years.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table states, as of March 10, 2006, the number and percentage of shares of our Common Stock and Class A Peferred Stock owned by each person owning at least 5% of the outstanding shares of our Common Stock or Class A preferred stock, each officer and director owning stock, and all officers and directors as a group. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Common Stock issuable upon exercise of options or warrants, or conversion of shares of Class A preferred stock, held by that person that are currently exercisable or convertible or will become exercisable or convertible within 60 days after March 10, 2006, are deemed outstanding, but those shares are not deemed outstanding for purposes of computing percentage ownership of any other person. The number and percentage of shares beneficially owned are based on the aggregate of 5,811,093 shares of Common Stock outstanding as of March 10, 2006.

         Unless otherwise indicated in the footnotes below, the persons and entities named in the table have sole voting or investment power with respect to all shares owned, subject to community property laws. And unless otherwise indicated, the address of each person is care of Premier Alliance Group, Inc., 521 Sharon Road, Suite 300, Charlotte, North Carolina 28211.

                                                                     PERCENTAGE                  PERCENTAGE
NAME                                       SHARES                  BEFORE OFFERING             AFTER OFFERING
----                                       ------                  ---------------             --------------
Mark S. Elliott                                 646,016                 11.1%                        0%
Robert N. Yearwood                             1,602,119                27.6%                        0%
Kevn J. Hasenfus                               1,292,031                22.2%                        0%
All officers and directors as a group (3       3,540,166                60.9%                        0%
persons)
Vicki Elliott                                   646,016                 11.1%                        0%
4020 Antioch Church Rd
Matthews, NC 28104
Richard C. Siskey                               981,944                 16.9%                        0%
4521 Sharon Road, Suite 400
Charlotte, NC 28211
Huntington Laurel                             310,088(1)                5.1%                         0%
  Partners LP
36 Golf Lane
Huntington, NY 11743
Joseph R. Nemeth                              103,364(2)                1.7%                         0%
  Living Trust
29289 Telegraph Rd.
Southfield, MI 48034
Jerry R. King                                 206,726(3)                3.4%                         0%
2228 Hwy 102
Chesterfield, SC 29709
Terry F. King                                 206,726(3)                3.4%                         0%
4901 Winding Lane

                                                                     PERCENTAGE                  PERCENTAGE
NAME                                       SHARES                  BEFORE OFFERING             AFTER OFFERING
----                                       ------                  ---------------             --------------

Indian Trail, NC 28709

Joseph A. Magurne and                         206,726(3)                3.4%                         0%
  Joseph M. Magurne
1 Geordian Ct.
Albertson, NY 11507
-------------------


       (1) Represents 155,044 shares of Class A Preferred Stock, and warrants to purchase 155,044 shares of Common Stock at $2.00 per share.

       (2)     Represents   51,682  shares  of  Class  A  Preferred  Stock,  and
               warrants to purchase 51,682 shares of Common Stock at $2.00 per share.

       (3)     Represents   103,363  shares  of Class  A  Preferred  Stock,  and
               warrants to purchase 103,363 shares of Common Stock at $2.00 per share.


                            DESCRIPTION OF SECURITIES

Our authorized capital stock consists of 50,000,000 shares of capital stock, par value $.001, of which 45,000,000 shares are Common Stock and 5,000,000 shares are preferred stock that may be issued in one or more series at the discretion of the Board of Directors. Our preferred stock has been designated as Class A Preferred Stock. As of the date hereof, 5,811,065 shares of Common Stock and 617,591 shares of Class A Preferred Stock were issued and outstanding.

COMMON STOCK

The holders of the Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. We do not have cumulative voting rights in the election of directors, and accordingly, holders of a majority of the shares voting are able to elect all of the directors. Subject to preferences that may be granted to any then outstanding preferred stock, holders of Common Stock are entitled to receive dividends ratably, as may be declared by the Board of Directors out of funds legally available, as well as any distributions to the stockholders. In the event of our liquidation, dissolution or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock. Holders of Common Stock have no preemptive or other subscription or conversion rights. There are no redemption or sinking fund provisions applicable to the Common Stock.

CLASS A PREFERRED STOCK

Shares of Class A Preferred Stock accrures 8% per annum dividends on a stated "dividend value." "Dividend Value" is a the amount equal to $0.98 per share for each share of Class A Preferred Stock outstanding. The dividends began accruing June 1, 2004, and are cumulative. Dividends are payable annually in arrears. At December 31, 2005 $27,883 of divdends have accrued on these shares, however, these dividends are unrecorded on the Company's books until declared.

The Class A Preferred Stock is convertible into Common Stock, at any time at the holder's option, on a one to one basis. The Class A Preferred Stock will automatically convert into common shares on the first day our Common Stock price exceeds $2.03 per share. No Class A Preferred Stock has been converted at December 31, 2005.

In the event of volunatary or involuntary liquidation, the holders of Class A Preferred Stock are entitled to receive any accrued but unpaid dividends prior to any distributions to common shareholders. After the distribution of unpaid dividends, the holders of Class A Preferred Stock are entitled to receive on a per share basis equal to the amount they would have received had all Class A Preferred Stock been converted into common shares prior to such liquidation.

OUTSTANDING WARRANTS AND OPTIONS

         As of the date of this prospectus, there were outstanding warrants to purchase 617,598 shares of Common Stock exercisable at $2.00 per share and expiring on June 1, 2007. No warrants have been exercised at December 31, 2005.

         The Company in 2004 issued an option to a consultant to the Company. The option was originally for the purchase of a number of shares of Common Stock equal to 4.5 percent of outstanding common shares on the "option price date," as defined below. On March 7, 2006, the parties agreed to modify the option to provide for the purchase of a fixed number of shares of Common Stock. As a result, the option provides for the purchase of 289,291 shares of common stock at an exercise price equal to the average market price of the Company's common stock during the 10 trading days immediately prior to the "option price date". The "option price date" is defined as the 90th day after the commencement of the trading of shares of the Company's common stock. The options expire two years following the "option price date". There was no material value placed on the grant of the options by the Company or the consultant on the date of the option grant.

TRANSFER AGENT AND REGISTRAR

         Continental Stock Transfer & Trust Company, New York, New York, serves as transfer agent and registrar for our Common Stock.

                         SHARES ELIGIBLE FOR FUTURE SALE

SHARES OUTSTANDING AND FREELY TRADABLE AFTER OFFERING

         Upon completion of this offering, we will have up to 7,335,580 shares of Common Stock outstanding or subject to issuance pursuant to the terms of the outstanding Class A Preferred Stock, warrants and option. The shares in this offering will be freely tradable without restriction or limitation under the Securities Act, except for any such shares held by "affiliates" as such term is defined under Rule 144 of the Securities Act, which shares will be subject to the resale limitations under Rule 144.

RULE 144

         In general, under Rule 144, as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned shares for at least one year, including an affiliate of the Company, would be entitled to sell, within any three-month period, that number of shares that does not exceed the greater of 1% of the then-outstanding shares of Common Stock and the average weekly trading volume in the Common Stock during the four calendar weeks immediately preceding the date on which the notice of sale is filed with the
Commission, provided certain manner of sale and notice requirements and requirements as to the availability of current public information about the Company are satisfied. In addition, affiliates of the Company must comply with the restrictions and requirements of Rule 144, other than the one-year holding period requirement, in order to sell shares of Common Stock. As defined in Rule 144, an "affiliate" of an issuer is a person who, directly or indirectly, through the use of one or more intermediaries controls, or is controlled by, or is under common control with, such issuer. Under Rule 144(k), a holder of "restricted securities" who is not deemed an affiliate of the issuer and who has beneficially owned shares for at least two years would be entitled to sell shares under Rule 144(k) without regard to the limitations described above.

EFFECT OF SUBSTANTIAL SALES ON MARKET PRICE OF COMMON STOCK

         We are unable to estimate the number of shares that may be sold in the future by our existing stockholders or the effect, if any, that such sales will have on the market price of the Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock, or the prospect of such sales, could adversely affect the market price of the Common Stock.

                 INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

         The laws of the State of Nevada provide for the indemnification of our officers, directors and other eligible persons. We may enter into indemnification agreements with each of our current directors and executive officers which will provide for indemnification of, and advancement of expenses to, such persons for expenses and liability incurred by them by reason of the fact that they are or were a director, officer, or stockholder of Premier Alliance Group, Inc., including indemnification under circumstances in which indemnification and advancement of expenses are discretionary under Nevada law.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

                                  LEGAL MATTERS

         The validity of the Common Stock offered hereby will be passed upon for Premier Alliance Group, Inc. by Law Offices of Michael H. Freedman, PLLC.

                                     EXPERTS

         Premier Alliance Group, Inc.'s financial statements as of and for the years ended December 31, 2005 and December 31, 2004 included in this prospectus, have been audited by Scharf Pera & Co. PLLC, independent public accountants, as stated in their report appearing herein and are so included herein in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

         Following the effective date of the registration statement, of which this prospectus forms a part, Premier Alliance Group, Inc. will be subject to the informational requirements of the Securities Exchange Act of 1934, and in accordance therewith will file reports, proxy or information statements and other information with the Securities and Exchange Commission. Any such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material may be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C.20549, at prescribed rates. In addition, the Commission maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the Commission's web site is http://www.sec.gov.

         Premier Alliance Group, Inc. has filed with the Commission, a registration statement on Form SB-2 under the Securities Act of 1933 with respect to the Common Stock being offered hereby. As permitted by the rules and regulations of the Commission, this prospectus does not contain all the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the registration statement, and such exhibits and schedules. A copy of the registration statement, and the exhibits and schedules thereto, may be inspected without charge at the public reference facilities maintained by the Commission at the addresses set forth above, and copies of all or any part of the registration statement may be obtained from such offices upon payment of the fees prescribed by the Commission. In addition, the registration statement may be accessed at the Commission's web site. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, reference is made to the copy of such contract or document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24.       INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Nevada corporation law provides that:

(a)      a corporation may indemnify any person who was or is a party or is
=== threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful;

(b)      a corporation may indemnify any person who was or is a party or is
=== threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper; and

(c)      to the extent that a director, officer, employee or agent of a
=== corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding, or in defense of any claim, issue or matter therein, the corporation shall indemnify him against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense.

ITEM 25.       OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The following table sets forth an itemization of all estimated expenses, all of which we will pay, in connection with the issuance and distribution of the securities being registered:

                        NATURE OF EXPENSE                                    AMOUNT
                        -----------------                                    ------
                    SEC Registration fee                                  $1,569.81
                    Transfer Agent Fees                                   $----------            *
                    Accounting fees and Expenses                           $5,000                *
                    Legal fees and expenses                               $15,000                *
                    Printing fees and expenses                             $5,000                *

                    Total                                                $26,569.81              *
           * Estimated

ITEM 26.       RECENT SALES OF UNREGISTERED SECURITIES

         None

ITEM 27.       EXHIBITS

         The following exhibits are filed as a part of, or incorporated by reference into, this report.

         No.      Description

         3.1      Articles  of  incorporation   (incorporated  by  reference  to
                  exhibit 3.1 to Form 10-SB of the registrant filed with the Commission on December 12, 2003).

         3.2 Certificate of designations, powers, preferences and other rights and qualifications of the Class A convertible preferred stock (incorporated by reference to exhibit 3.1 to current report on Form 8-K of the registrant filed with the Commission on November 19, 2004).

         3.3 Bylaws (incorporated by reference to exhibit 3.2 to Form 10-SB of the registrant filed with the Commission on December 12, 2003).

         5.1      Opinion of Law Offices of Michael H. Freedman, PLLC  regarding
                  the  legality   of   the  securities  being   registered   and
                  consent for use.

         10.1 Share exchange agreement dated as of October 12, 2004, between the registrant, Premier Alliance Group, Inc., and the individual shareholders of Premier Alliance Group, Inc. (incorporated by reference to exhibit 10.1 to current report on Form 8-K of the registrant filed with the Commission on October 18, 2004)

         10.2 Merger agreement dated as of October 29, 2004, between the registrant and Premier Alliance Group, Inc. (incorporated by reference to exhibit 10.1 to current report on Form 8-K of the registrant filed with the Commission on November 12, 2004).

         10.3 Form of warrant issued to holders of shares of Class A convertible preferred stock (incorporated by reference to exhibit 10.3 to Form 10-KSB of the registrant filed with the Commission on March 31, 2005).

         23.1     Auditors' Consent, included herewith.

         23.2     Attorney's Consent, included herewith as part of Exhibit 5.1

         24.1 Power of Attorney (contained on the signature pages of this registration statement).


ITEM 28.       UNDERTAKINGS.

         The undersigned Registrant hereby undertakes:

(1) To file a post-effective amendment to this Registration Statement during any period in which offers or sales are being made:

         (a)   to include any Prospectus required  by Section   10(a)(3)  of the
               Securities Act;

         (b) to reflect in the Prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually, or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement; and

         (c) to include any additional or changed material information on the plan of distribution.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) That, insofar as indemnification for liabilities arising from the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(4) That, for purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule
         424(b)(1) or (4) or Rule 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

                                   SIGNATURES

In accordance with the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned in the city of Charlotte, North Carolina, on March 13, 2006.

                                        PREMIER ALLIANCE GROUP, INC.

                                        BY:    /s/ MARK S. ELLIOTT
                                           -------------------------------------
                                                 MARK S. ELLIOTT, PRESIDENT


                              POWER OF ATTORNEY

         Each person whose signature appear below  constitutes and appoints Mark
S. Elliott his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and to take such actions in, and file with the appropriate authorities in, whatever states said attorney-in-fact and agent shall determine, such applications, statements, consents and other documents as may be necessary or expedient to register securities of the Company for sale, granting unto said attorney-in-fact and agent full power and authority to do so and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes may lawfully do or cause to be done by virtue hereof and the Registrant hereby confers like authority on its behalf.

         In accordance with the requirements of the Securities Act, this Registration statement was signed by the following persons in the capacities and on the dates stated.


SIGNATURE               TITLE                                     DATE

/s/ MARK S. ELLIOT      PRESIDENT AND DIRECTOR (PRINCIPAL         MARCH 13, 2006
---------------------   EXECUTIVE OFFICERAND PRINCIPAL
MARK S. ELLIOTT         FINANCIAL OFFICER)


/s/ ROBERT N. YEARWOO   VICE PRESIDENT - CORPORATE DEVELOPMENT,   MARCH 13, 2006
---------------------   AND DIRECTOR
ROBERT N. YEARWOOD


/s/ KEVIN J. HASENFUS   VICE PRESIDENT - BUSINESS DEVELOPMENT,    MARCH 13, 2006
---------------------   AND DIRECTOR
KEVIN J. HASENFUS
                                     II-4

                                                 Scharf Pera & Co., PLLC
                                                 Certified Public Accountants
                                                 4600 Park Road
                                                 Suite 112
                                                 Charlotte, North Carolina 28209
                                                 704-372-1167
                                                 Fax:  704-377-3259


Audit Committee
Premier Alliance Group, Inc.
Charlotte, North Carolina


                          INDEPENDENT AUDITORS' REPORT


     We have audited the accompanying balance sheet of Premier Alliance Group, Inc. as of December 31, 2005, and the related statements of operations, stockholders' equity, and cash flows for the two years ended December 31, 2005 and 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.


     We conducted our audit in accordance with the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.


     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Premier Alliance Group, Inc. as of December 31, 2005 and the results of its operations and its cash flows for the two years then ended in conformity with accounting principles generally accepted in the United States of America.



                                                    Scharf Pera & Co., PLLC





February 9, 2006
Charlotte, North Carolina

                                     (F1)

                         PREMIER ALLIANCE GROUP, INC.
                                BALANCE SHEET
                              DECEMBER 31, 2005



                 ASSETS
                 ------
  CURRENT ASSETS:
     Cash                                               $       50,244
     Accounts receivable                                     1,028,580
     Marketable securities                                      15,085
     Prepaid expenses
       and other current assets                                 31,573
                                                        -----------------

         Total current assets                                              $      1,125,482

  PROPERTY AND EQUIPMENT - at
     cost less accumulated depreciation                                              43,765

  OTHER ASSETS:
     Goodwill                                                2,231,284
     Investment in equity-method investee                      235,302
     Investment in cost-method investee                        100,000
     Cash surrender value of officers'
       life insurance                                          418,580
     Deferred tax asset                                          9,000
     Deposits and other assets                                   4,500
                                                        -----------------

         Total other assets                                                       2,998,666
                                                                           ------------------

                                                                           $      4,167,913
                                                                           ==================

                      See Notes to Financial Statements
                                     (F2)

                 LIABILITIES AND STOCKHOLDERS' EQUITY

  CURRENT LIABILITIES:
     Note payable                                                $      305,078
     Accounts payable                                                   278,190
     Accrued expenses                                                   373,812
     Income taxes payable                                                17,950
     Deferred income taxes                                               69,000
                                                                 -----------------

         Total current liabilities                                                  $      1,044,030


  COMMITMENTS AND CONTINGENCIES                                                                  --


  STOCKHOLDERS' EQUITY
     Class A convertible preferred stock,
       liquidation  preference  of $0.05 per share,
       $.001 par value  5,000,000  shares authorized,
       617,598 shares issued and outstanding                                618
     Common stock, $.001 par value, 45,000,000
       shares authorized, 5,811,093 shares
       issued and outstanding                                             5,811
       Additional paid-in capital                                     3,300,639
       Accumulated deficit                                             (183,185)
                                                                 -----------------

         Total stockholders' equity                                                        3,123,883
                                                                                    $      4,167,913
                                                                                    ==================


                      See Notes to Financial Statements
                                     (F3)

                         PREMIER ALLIANCE GROUP, INC.
                           STATEMENTS OF OPERATIONS
                     YEARS ENDED DECEMBER 31, 2005 AND 2004

                                                                2005                  2004
                                                           ---------------     ------------------
  NET REVENUES                                            $   10,574,571       $    11,285,227

  OPERATING EXPENSES:
      Cost of revenues                                         7,813,893             8,465,727
      Selling, general and administrative                      2,461,316             2,576,984
      Depreciation                                                14,432                17,625
                                                           ---------------     ------------------

        Total operating expenses                              10,289,641            11,060,336

  INCOME FROM OPERATIONS                                         284,930               224,891

  OTHER INCOME (EXPENSE):
  Net liabilities assumed in acquisition                            --                 (75,000)
  Interest expense, net                                          (32,137)               (5,903)
  (Loss) gain on marketable securities                           (19,942)               23,288
  Officers' life insurance income                                  6,232                49,853
  Equity in net loss of equity-method investee                    (5,001)               (9,696)
  Other income                                                     6,798                 2,200
                                                           ---------------     ------------------

         Total other expense                                      (44,050)             (15,258)

  NET INCOME BEFORE INCOME TAXES                                  240,880              209,633

  INCOME TAX EXPENSE                                              (87,013)            (330,197)

  NET INCOME (LOSS)                                               153,867             (120,564)

  PREFERRED STOCK DIVIDEND                                        (47,800)                --
                                                           ---------------     ------------------

  NET INCOME (LOSS) AVAILABLE FOR
    COMMON STOCKHOLDERS                                           106,067             (120,564)

  Net income (loss) per share, basic and diluted         $           0.02       $        (0.02)
                                                         =================    ===================
  Weighted average number of shares,
  basic and diluted                                             5,811,093            5,266,845
                                                         =================    ===================

                      See Notes to Financial Statements
                                     (F4)

                         PREMIER ALLIANCE GROUP, INC.
                     STATEMENTS OF STOCKHOLDERS' EQUITY
                     YEARS ENDED DECEMBER 31, 2005 AND 2004

                                                     CLASS A                                             RETAINED
                                                 PREFFERED STOCK       COMMON STOCK        ADDITIONAL    EARNINGS          TOTAL
                                              ------------------------------------------    PAID-IN     (ACCUMULATED  STOCKHOLDERS'
                                                 SHARES     AMOUNT  SHARES        AMOUNT    CAPITAL       DEFICIT)         EQUITY
                                              --------------------------------------------------------------------------------------
  BALANCE AT
    DECEMBER 31, 2003                                               5,168,126  $  5,168  $  1,668,019  $  1,206,048  $  2,879,235
  Net loss                                                                                                 (120,564)     (120,564)
  S Corporation distributions                                                                              (255,063)     (255,063)
  Deemed distribution and
    contribution to capital
    in conversion of S Corporation
    to C Corporation                                                                       (1,057,673)    1,057,673          --
  Issuance of Class A
    preferred stock                             617,598  $  618                               575,590                     576,208
  Common stock held by Continuum

    Group C Inc. stockholders                                         642,939       643          (643)                       --
                                             ---------  -------  ------------  --------  ------------   -----------  ------------

  ENDING BALANCE,                               617,598     618     5,811,065     5,811     3,300,639      (227,252)    3,079,816
    DECEMBER 31, 2004
  Net income                                                                                                153,867       153,867
  Rounding of shares on
    reverse split                                                          28
  S Corporation distributions                                                                 (62,000)                    (62,000)
  Dividends on Class A
  preferred stock                                                                             (47,800)                    (47,800)
                                             ---------  -------  ------------  --------  ------------   -----------  ------------
  ENDING BALANCE,
    DECEMBER 31, 2005                           617,598  $  618     5,811,093  $  5,811  $  3,238,639   $  (121,185) $  3,123,883
                                             =========  =======  ============  ========  ============   ===========  ============

                      See Notes to Financial Statements
                                     (F5)

                          PREMIER ALLIANCE GROUP, INC.
                              STATEMENTS OF CASH FLOWS
                        YEARS ENDED DECEMBER 31, 2005 AND 2004

                                                                   2005                2004
                                                            -----------------   ----------------
   CASH FLOWS FROM OPERATING ACTIVITIES
     Net income (loss)                                      $     153,867       $     (120,564)
     Adjustments to reconcile net income (loss) to
       net cash provided by operating activities:
     Depreciation expense                                          14,432               17,625
     Increase cash surrender value of officers'
       life insurance                                            (106,311)            (142,271)
     (Decrease) increase in deferred income taxes                (112,000)             172,000
     Equity in loss of equity-method investee                       5,002                9,696
   Changes in operating assets and liabilities:
     Decrease (increase) in accounts receivable                    83,909             (243,147)
     Decrease (increase) in marketable securities                 139,545              (33,910)
     (Increase) decrease in prepaid expenses                       (6,232)             455,379
     Decrease in deposits and other assets                          1,516               17,434
     Increase in accounts payable                                  22,127              256,063
     Decrease in excess of outstanding
       checks over bank balances                                       --             (797,632)
     Increase (decrease) in accrued expenses                       10,708               (4,172)
     (Decrease) increase in income taxes payable                   (4,468)              22,418
                                                            -------------       --------------
   NET CASH PROVIDED BY (USED IN) OPERATING
     ACTIVITIES                                                   202,095             (391,081)
                                                            -------------       --------------


   CASH FLOWS FROM INVESTING ACTIVITIES
     Purchases of property and equipment                          (22,070)             (15,269)
     Investment in equity-method investee                            --               (250,000)
                                                            -------------       --------------
       NET CASH USED IN INVESTING ACTIVITIES                      (22,070)            (265,269)
                                                            -------------       --------------
    CASH FLOWS FROM FINANCING ACTIVITIES

       S Corporation distributions                                (62,000)            (255,063)
       Dividends paid                                                --                (47,800)
       (Payments on) proceeds from line of credit                (257,000)             562,078
       Proceeds from preferred stock issuance                        --                576,208
         NET CASH (USED IN) PROVIDED BY
          FINANCING ACTIVITIES                                   (366,800)             883,223
                                                            -------------       --------------

        NET (DECREASE) INCREASE IN CASH                          (186,775)             226,873
        CASH - BEGINNING OF YEAR                                  237,019               10,146
                                                            -------------       --------------
        CASH - END OF YEAR                                  $      50,244       $      237,019
                                                            =============       ==============

                      See Notes to Financial Statements
                                     (F6)

                         PREMIER ALLIANCE GROUP, INC.
                          STATEMENTS OF CASH FLOWS
                     YEARS ENDED DECEMBER 31, 2005 AND 2004
                                 (continued)

   SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

                                                           2005                2004
                                                      --------------      -------------
   Cash payments for:
     Interest                                             36,336              15,102
     Income taxes                                        205,000             135,779




   Cash received for:
     Interest                                              4,199               9,199
     Net liabilities assumed in acquisition of
     Continuum Group C Inc.                                  --               75,000



                      See Notes to Financial Statements
                                     (F7)

                          PREMIER ALLIANCE GROUP, INC.
                          NOTES TO FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 2005 AND 2004



NOTE 1 - ORGANIZATION AND BUSINESS:

     Premier Alliance Group, Inc. ("Old Premier") was organized under the laws of North Carolina in June, 1995. Old Premier provided information technology solution and consulting services to customers operating in a variety of industries throughout the United States.

     On November 5, 2004, Old Premier and its shareholders consummated a share exchange agreement with the Company. The Company was an inactive public company that was organized in Nevada in January, 2000. Pursuant to the exchange agreement, shareholders of Old Premier were issued 36,176,863 shares of common stock and 4,323,157 shares of Class A convertible preferred stock in exchange for all of their outstanding common stock and preferred stock in Old Premier. As a result of the share exchange agreement, the shareholders of Old Premier acquired a majority (90%) of the issued and outstanding common and preferred stock of the merged company. For accounting purposes, the transaction was accounted for as a reverse merger. Old Premier was merged into the Company and immediately after the merger the Company was renamed Premier Alliance Group, Inc. The Company accounted for the share exchange using the purchase method of accounting as prescribed by Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 141 "Business Combinations". The Company did not record any amount for goodwill on the share exchange; the Company did record $75,000 of expense representing the amount that the Company's liabilities exceeded assets on November 5, 2004. The historical financial statements prior to November 5, 2004 are those of Old Premier.



NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     CASH AND CASH EQUIVALENTS:

         The Company considers all highly liquid investments having an original maturity of three months or less to be cash equivalents. Amounts invested may exceed federally insured limits at any given time.


     ACCOUNTS RECEIVABLE:

         The Company considers accounts  receivable to be fully collectible.  If
amounts  become  uncollectible,   they  are  charged  to  operations  when  that
determination is made.

                                     (F8)

     MARKETABLE SECURITIES:

         Marketable equity securities are accounted for as trading securities and are stated at market value with unrealized gains and losses accounted for in current income from operations.

     PROPERTY AND EQUIPMENT:

         Property and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the assets ranging from five to seven years. Maintenance and repair costs are expensed as incurred. Gains or losses on dispositions are reflected in income.

     GOODWILL AND INTANGIBLE ASSETS:

         Purchased goodwill in the amount of $2,718,385 was being amortized over 15 years until December 31, 2001. Accumulated amortization at December 31, 2001 was $487,101. Effective January 1, 2002, the Company ceased amortization of goodwill in accordance with FASB SFAS No. 142, "Goodwill and Other Intangible Assets". The Company assesses goodwill for impairment annually.

     REVENUE RECOGNITION:

         The Company follows the guidance of the Securities and Exchange Commission's Staff Accounting Bulletin No. 104 for revenue recognition. In general, the Company records revenue when persuasive evidence of any agreement exists, services have been rendered, and collectibility is reasonably assured.

     INCOME TAXES:

         On June 6, 2004, effective with the issuance of preferred stock, the Company was required by income tax regulations to change from an S Corporation to a C Corporation. Prior to June 6, 2004, as an S Corporation, the Company had no liability or expense for income taxes and none were reflected in the financial statements for 2004 prior to June 6, 2004. Effective with the conversion to a C Corporation, the Company accounts for income taxes under FASB SFAS No. 109 "Accounting for Income Taxes". Under SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be removed or settled. (See Note 9)

                                     (F9)

     USE OF ACCOUNTING ESTIMATES:

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which such adjustments are determined.

     FAIR VALUE OF FINANCIAL INSTRUMENTS:

         The Company's financial instruments include cash, accounts receivable, prepaid expenses, accounts payable, accrued expenses, and credit facilities.

         The  Company  did  not  have  any  outstanding   financial   derivative
instruments.

     RECLASSIFICATIONS

         Certain reclassifications have been made in the prior year financial statements to conform to classifications used in the current year.

     RECENT PRONOUNCEMENTS:

         In June 2005, the FASB issued SFAS No. 154 "Accounting Changes and Error Corrections". SFAS No. 154 replaces Accounting Principles Board Opinion No. 20, "Accounting Changes" and FAS No. 3 "Reporting Accounting Changes in Interim Financial Statements". FASB No. 154 requires that a voluntary change in accounting principle be applied retrospectively with all prior period financial statements presented on the new account principle. FASB No. 154 also requires that a change in estimate, and correction of errors in previously issued financial statements should be termed as a "restatement." The new standard will be effective for the Company in the first interim or annual reporting period beginning after December 15, 2005. The adoption of SFAS No. 154 did not have a material effect on the consolidated financial statements of the Company.

         In March 2005, the FASB issued FASB Staff Position (FSP) FIN 46(R)-5, "Implicit Variable Interest Under FIN 46(R). FSP FIN 46(R)-5 states that a reporting entity should consider whether it holds an implicit variable interest in a variable interest entity (VIE) or in a potential VIE. If the aggregate of the explicit and implicit variable interests held by the reporting entity and its related parties would, if held by a single part, identify that part as the primary beneficiary, the party within the group most closely associated with the VIE should be deemed the primary beneficiary. The guidance of FSP FIN 46(R)-5 was effective for the reporting period beginning after March 3, 2005. The adoption of this pronouncement did not have a material impact on the Company's consolidated financial statements.

                                     (F10)

         In March 2005, the FASB also issued FASB Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations" (FIN 47). FIN 47 clarifies that an entity must record a liability for a "conditional" asset retirement obligation if the fair value of the obligation can be reasonably estimated. This pronouncement is effective for the Company beginning December 15, 2005. The adoption of FIN 47 did not have a material impact on the Company's consolidated financial statements.



NOTE 3 - PROPERTY AND EQUIPMENT:

     The principal categories and estimated useful lives of property and equipment are as follows:

                                                     Estimated
                                                    Useful Lives
                                                    ------------
     Office equipment                $    289,586       5 years
     Furniture and fixtures                61,962       7 years
     Computer software                     17,100       3 years
                                      ----------
                                         368,648
     Less: accumulated depreciation     (324,883)
                                      ----------
                                     $    43,765
                                      ==========



NOTE 4 - MARKETABLE SECURITIES CLASSIFIED AS TRADING SECURITIES:

     Under SFAS 115, securities that are bought and held principally for the purpose of selling them in the near term (thus held only for a short time) are classified as trading securities. Trading generally reflects active and frequent buying and selling, and trading securities are generally used with the objective of generating profits on short-term differences in price. The change in the net unrealized holding gain or loss for the year ended December 31, 2005, which is included in income from operations, is as follows:

                                               Fair Market
                                   Cost           Value         Holding Loss
                                ----------     -----------     --------------
Equity Investments              $   33,205     $    15,085     $      18,120



                                     (F11)

NOTE 5 - INVESTMENT IN EQUITY-METHOD INVESTEE:

     In 2004, the Company invested $250,000 for 33 percent ownership of Critical Analytics, Inc. Critical Analytics, Inc. is in the business of software development and consulting services. The Company accounts for this investment using the equity method. The Company records its proportionate share of income or loss from Critical Analytics, Inc.'s results of operations; correspondingly, the carrying amount of the investment is increased by equity in earnings and reduced by equity in losses. During 2005 and 2004, the Company recorded losses of $5,001 and $9,696 as its equity in Critical Analytics, Inc., respectively.
Summarized financial information of Critical Analytics, Inc. at December 31, 2005 and 2004 is as follows:

                                                     2005            2004
                                                     ----            ----
          Assets:
            Current assets                       $   219,673     $   251,602
            Property and equipment - net              13,748           5,964
                                                  ----------      ----------

                                                 $   233,421     $   257,566
                                                  ----------      ----------

          Liabilities and stockholders' equity:
            Current liabilities                  $    27,069     $    36,210
            Stockholders' equity                     206,352         221,356
                                                  ----------      ----------

                                                 $   233,421     $   257,566
                                                  ==========      ==========

            Gross revenue                        $       -       $       --
            Other income                               5,736             --
            Operating expenses                       (20,740)        (29,099)
                                                  ----------      ----------

            Net loss                             $   (15,004)    $   (29,099)
                                                  ==========      ==========



NOTE 6 - INVESTMENT IN LIMITED LIABILITY COMPANY:

     The Company has an investment in a limited liability company, which owns approximately 33 percent of the office building that the Company leases office space from in Charlotte, North Carolina. The Company's investment represents an approximate 3 percent share of ownership in the limited liability company. Because the limited liability company interest does not have a readily determinable fair value, the Company accounts for its investment using the cost method. Accordingly, the carrying value of $100,000 is equal to the capital contribution the Company has made. Income is recognized when capital distributions are received by the Company. A capital distribution of $0 and $4,200 was received and recognized as income in the year ended December 31, 2005 and 2004, respectively.

                                     (F12)

NOTE 7 - NOTES PAYABLE:

     The Company has entered into a loan agreement for a line of credit with a financial institution, providing the Company with a maximum credit line of $1,500,000. The line of credit is due on demand. The Company may only borrow up to 75 percent of accounts receivable aged at 90 days or less plus $600,000 in aggregate guarantees provided by certain stockholders of the Company. Borrowings under the agreement bear interest at the LIBOR rate plus 3 percent (7.4 percent at December 31, 2005), payable monthly. In addition, the loan is collateralized by substantially all assets of the Company. Outstanding borrowings under the loan agreement were $305,078 and $562,078 at December 31, 2005 and 2004, respectively.



NOTE 8 - STOCKHOLDERS' EQUITY:

     COMMON STOCK:

         On November 5, 2004, the Company issued 36,176,863 shares to the stockholders of Old Premier in exchange for all the outstanding common stock of Old Premier. The total number of shares outstanding post-merger was 40,676,863 including, 4,500,000 shares held by the former stockholders of Continuum Group C, Inc. On December 16, 2004, the Company effected a 7:1 reverse split of its outstanding common stock resulting in 5,811,093 common shares outstanding. All share and per share amounts in the financial statements are restated retroactively for the split.

     CLASS A CONVERTIBLE PREFERRED STOCK:

         On November 5, 2004 the Company issued 4,323,137 Class A Preferred shares to the stockholders of Old Premier in exchange for all the outstanding preferred stock of Old Premier. Old Premier had issued preferred stock on June 6, 2004 for $576,208, net of issue costs. On December 16, 2004, the Company effected a 7:1 reverse split of its outstanding preferred shares resulting in 617,598 preferred shares outstanding. All share amounts in the financial statements are restated retroactively for the split.

         The Class A Preferred Stock accrues 8 percent per annum dividends on a stated "dividend value". "Dividend value" is the amount equal to $0.98 per share for each share of Class A Preferred Stock outstanding. The dividends began accruing June 1, 2004, and are cumulative. Dividends are payable annually in arrears. During 2005, the Company declared and paid dividends of $47,800 ($0.07 per preferred share). At December 31, 2005, $27,883 ($0.05 per preferred share) of dividends have accrued on these shares respectively. However, they are unrecorded on the Company's books until declared.

                                     (F13)

         The Class A Preferred Stock is convertible, at the holder's option, into common stock on a one to one basis at any time. The Class A Preferred Stock will automatically convert into common shares on the first day the Company's common stock price exceeds $2.03 per share. No Class A Preferred Stock has been converted at December 31, 2005.

         In the event of voluntary or involuntary liquidation, the Class A Preferred Shareholders are entitled to receive any accrued but unpaid dividends prior to any distributions to common shareholders. After the distribution of unpaid dividends, the Class A Preferred Shareholders are entitled to receive on a per share basis equal to the amount they would have received had all Class A Preferred Stock been converted into common shares prior to such liquidation.

     WARRANTS:

         A common stock purchase warrant was issued to holders of Class A Preferred Stock on a one to one basis. The warrants have an exercise price of $2.00 per common share and expire June 1, 2007. No warrants have been exercised at December 31, 2005.

     STOCK OPTIONS:

         The Company in 2004 issued options to a consultant to the Company. The options are for the number of shares equal to 4.5 percent (261,494 at December 31, 2005) of outstanding common shares on the "option price date" at an exercise price equal to the average market price of the Company's common stock during the 10 trading days immediately prior to the "option price date". The "option price date" is defined as the 90th day after the commencement of the trading of shares of the Company's common stock. The options expire two years following the "option price date". There was no material value placed on the grant of the options by the Company or the consultant on the date of the option grant.

     ADDITIONAL PAID-IN CAPITAL:

         The Company had $1,057,673 of undistributed earnings (retained earnings) at the date of its conversion from an S Corporation to a C Corporation. In accordance with SEC Staff Accounting Bulletin Topic 4B, the Company treated this amount as a constructive distribution to the owners followed by a contribution to the capital of the corporation by the owners. During 2005, the Company made S Corporation distributions of $62,000, which was recorded as a reduction of the additional paid-in capital contributed by the owners.

                                     (F14)

NOTE 9 - INCOME TAXES:

     Significant components of the income tax provision is summarized as follows:

       Current provision:                    2005             2004
                                          ----------       -----------
              Federal                    $   163,396      $   129,884
              State                           35,617           28,313
       Deferred provision:
              Federal                        (91,000)         141,000
              State                          (21,000)          31,000
                                          ----------       ----------
                                         $    87,013      $   330,197
                                          ==========       ==========

     A reconciliation of the statutory federal income tax rate to the Company's effective income tax rate on income before income taxes for the years ended December 31, 2005 and 2004 follows:

                                             2005             2004
                                          ----------       ----------
       Federal statutory rate                34.0%            34.0%
       State income taxes, net of
         federal income tax benefit           4.5              4.5
       Income tax effect attributable
         to portion of the year the
         Company was recognized as an
         S Corporation for federal
         tax purposes                         --             (17.3)
       Income tax effect of conversion
         From an S Corporation to a C
         Corporation and conversion
         from cash basis to accrual
         basis for income taxes               --             122.4
       Permanent difference                  (2.4)            13.9
                                       ----------       ----------
                                             36.1%           157.5%
                                       ==========       ==========

                                     (F15)

     The Company provides for income taxes using the liability method in accordance with FASB SFAS No. 109 "Accounting for Income Taxes". Deferred income taxes arise from the differences in the recognition of income and expenses for tax purposes. Deferred tax assets and liabilities are comprised of the following at December 31, 2005:

                                                     2005
                                                  ----------
       Deferred income tax assets:
         Accrued compensation                    $    20,000
         Trading securities                            7,000
         Intangible assets                            18,000
                                                  -----------
                                                      45,000

       Less: Valuation allowance                         -
       Net deferred income tax
         assets                                  $    45,000
                                                  ==========

       Deferred income tax
         liabilities:
           Property and equipment                $    (9,000)
           Income tax effect of
             conversion from an S
             Corporation to a C
             Corporation and conversion
             from cash basis to accrual
             basis for income taxes                  (96,000)
                                                  ----------

       Total deferred tax liabilities               (105,000)
                                                  ==========
       Net deferred income tax
         liabilities                             $   (60,000)
                                                  ==========

                                     (F16)

NOTE 10 - NET INCOME (LOSS) PER SHARE:

     In accordance with FASB SFAS No. 128, "Earnings per Share", and SEC Staff Accounting Bulletin No. 98, basic net income or loss per common share is computed by dividing net income or loss for the period by the weighted - average number of common shares outstanding during the period. Under SFAS No. 128, diluted income or loss per share is computed by dividing net income or loss for the period by the weighted - average number of common and common equivalent shares, such as stock options, warrants and convertible securities, outstanding during the period. Such common equivalent shares have not been included in the Company's computation of net income (loss) per share in 2005 and 2004 as their effect would have been anti-dilutive.

                                             2005              2004
                                         -----------       -----------
     Net income (loss)                   $   153,867       $  (120,564)
     Preferred stock dividend                (47,800)             --
                                         -----------       -----------
     Numerator - net income (loss)
       Available to common stockholders      106,067          (120,564)

     Denominator - Weighted - average
       shares outstanding                $ 5,811,093       $ 5,266,845
                                         ===========       ===========

     Net income (loss) per share         $      0.02       $     (0.02)
                                         ===========       ===========

     Incremental common shares (not
       included because of their anti-
       dilutive nature)
         Stock options                       261,494           261,494
         Stock warrants                      617,598           617,598
         Convertible preferred stock         617,598           617,598
                                         -----------       -----------
                                           1,496,690         1,496,690
                                         ===========       ===========



NOTE 11 - COMMITMENTS AND CONTINGENCIES:

     The Company is obligated under various operating leases for office space and automobiles.

     The future minimum lease payments under noncancellable operating leases with initial remaining lease terms in excess of one year (including the related party lease below), as of December 31, 2005, are as follows:

                                                 Lease
                       Year Ending               Payments
                                               -----------
                           2006                $   191,980
                           2007                    197,264
                           2008                    186,829
                           2009                    110,866
                           2010                        -
                        Thereafter                     -
                                               -----------
                                               $   686,939
                                               ===========

                                     (F17)

     Rent expense for operating leases during 2005 and 2004 was approximately $203,437 and $256,718, respectively.

     The Company has a 3 percent ownership interest in a limited liability company that owns approximately 33 percent of the building the Company leases office space from in Charlotte, North Carolina. Additionally, an individual stockholder of the Company owns approximately 30 percent of the same limited liability company. Rent expense pertaining to this operating lease during 2005 and 2004 was approximately $129,931 and $197,138, respectively.



NOTE 12 - EMPLOYEE BENEFIT PLAN:

     The Company has a 401(k) plan which covers substantially all employees. Plan participants can make voluntary contributions of up to 15 percent of compensation, subject to certain limitations. Under this plan, the Company matches a portion of employee deferrals. Total contributions to the plan for the years ended December 31, 2005 and 2004 were approximately $45,403 and $21,232, respectively.



NOTE 13 - ADVERTISING:

     The Company expenses advertising costs as incurred. Advertising expenses for the years ended December 31, 2005 and 2004 were $4,885 and $7,647, respectively.



NOTE 14 - MAJOR CUSTOMERS:

     Approximately 43 and 57 percent of total revenues were made to one customer for the years ended December 31, 2005 and 2004, respectively.



NOTE 15 - OTHER MATTERS:

     CASH CONCENTRATION:

         The Company maintains some of its cash in bank deposit accounts, money market funds and certificates of deposits, which, at December 31, 2005, exceeded federally insured limits by $105,856. These accounts are maintained in high credit quality financial institutions in order to reduce the risk of potential losses. The Company has not experienced any losses in these accounts.

                                     (F18)